                           SCHEDULE 14A INFORMATION

  PROXY STATEMENT PURSUANT TO SECTION 14(a) OF THE SECURITIES EXCHANGE ACT OF
                                     1934
                               (AMENDMENT NO.  )

Filed by the Registrant [_]

Filed by a Party other than the Registrant [X]

Check the appropriate box:

[X]Preliminary Proxy Statement            [_] CONFIDENTIAL, FOR USE OF THE
                                              COMMISSION ONLY (AS PERMITTED BY
                                              RULE 14A-6(E)(2))

[_]Definitive Proxy Statement

[_]Definitive Additional Materials

[_]Soliciting Material Pursuant to (S)240.14a-11(c) or (S)240.14a-12


                             COASTCAST CORPORATION
             -----------------------------------------------------
               (Name of Registrant as Specified In Its Charter)


                              JONATHAN P. VANNINI
             -----------------------------------------------------
   (Name of Person(s) Filing Proxy Statement, if other than the Registrant)

Payment of Filing Fee (Check the appropriate box):

[X]No fee required.

[_]Fee computed on table below per Exchange Act Rules 14a-6(i)(4) and 0-11.

  (1) Title of each class of securities to which transaction applies:

  (2) Aggregate number of securities to which transaction applies:

  (3) Per unit price or other underlying value of transaction computed pursuant to Exchange Act Rule 0-11 (Set forth the amount on which the filing fee is calculated and state how it was determined):

  (4) Proposed maximum aggregate value of transaction:

  (5) Total fee paid:

[_]Fee paid previously with preliminary materials.

[_]Check box if any part of the fee is offset as provided by Exchange Act Rule
   0-11(a)(2) and identify the filing for which the offsetting fee was paid previously. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

  (1) Amount Previously Paid:

  (2) Form, Schedule or Registration Statement No.:

  (3) Filing Party:

  (4) Date Filed:

Notes:

                             COASTCAST CORPORATION

                               ----------------

                        SPECIAL MEETING OF SHAREHOLDERS
                        TO BE HELD ON JANUARY 15, 1999

  To the Shareholders of Coastcast Corporation:

  A Special Meeting of Shareholders (the "Special Meeting") of Coastcast Corporation, a California corporation (the "Company"), will be held on Friday, January 15, 1999 at 10:00 a.m. local time, at [a location in Los Angeles County selected by the Company] for the following purposes:

    1. To remove the current seven-member board of directors (the "Board");

    2. To elect a Board of seven directors to serve until the next annual meeting of the Company's shareholders and until their successors have been elected and qualified;

    3. To amend the Employee Stock Option Plan so that stock options issued thereunder may not be repriced without shareholder approval;

    4. To amend the Director Stock Option Plan so that stock options issued thereunder may not be repriced without shareholder approval;

    5. To approve an independent review by a nationally recognized compensation consultant acceptable to Mr. Vannini of the Company's Supplemental Executive Retirement Plan (the "SERP") that (i) compares the SERP to retirement plans of comparable companies and (ii) publishes by February 15, 1999 the results of that review;

    6. To approve an independent review by a nationally recognized compensation consultant acceptable to Mr. Vannini of the Company's compensation practices that (i) compares those practices to those of comparable companies and (ii) publishes by February 15, 1999 the results of that review;

    7. To approve the completion, by February 15, 1999, of the repurchase of the one million shares of the Company's common stock that the Board authorized on October 25, 1995, together with the completion, before April 15, 1999, of the repurchase of an additional one million shares of the Company's common stock;

    8. To approve the reimbursement of Mr. Vannini for the fees and expenses incurred in connection with the Special Meeting; and

    9. To transact other such other business as may properly come before the meeting or any adjournment thereof.

  The foregoing items of business are more fully described in the Proxy Statement accompanying this Notice.

  Only holders of record of the Company's Common Stock at the close of business on [DATE], the record date, are entitled to notice of and to vote at the Special Meeting.

  All Shareholders are cordially invited to attend the Special Meeting in person. However, to ensure your representation at the Special Meeting, you are urged to sign and return the enclosed WHITE proxy as promptly as possible in the postage-prepaid envelope enclosed for that purpose. Any shareholder attending the Special Meeting may vote in person even if he or she has returned a proxy.

                              JONATHAN P. VANNINI

   IMPORTANT: SHAREHOLDER JONATHAN P. VANNINI URGES YOU TO MARK, SIGN AND RETURN THE ENCLOSED WHITE PROXY CARD TO VOTE FOR THE ELECTION OF THE VANNINI NOMINEES AND FOR THE VANNINI PROPOSALS.

   A VOTE FOR THE VANNINI NOMINEES WILL PROVIDE YOU--AS THE OWNERS OF COASTCAST--WITH AT LEAST FOUR REPRESENTATIVES ON THE COASTCAST BOARD WHO ARE COMMITTED TO MAXIMIZING SHAREHOLDER VALUE.

   MR. VANNINI URGES YOU NOT TO SIGN ANY PROXY CARD SENT TO YOU BY COASTCAST. IF YOU HAVE ALREADY DONE SO, YOU MAY REVOKE YOUR PROXY BY DELIVERING WRITTEN NOTICE OF REVOCATION OR A LATER DATED PROXY FOR THE SPECIAL MEETING TO JONATHAN P. VANNINI AT 828 IRWIN DRIVE, HILLSBOROUGH, CA 94010, OR BY DELIVERING WRITTEN NOTICE OF REVOCATION TO THE SECRETARY OF COASTCAST, OR BY VOTING IN PERSON AT THE SPECIAL MEETING.

                                PROXY STATEMENT
                                      FOR
                               JANUARY 15, 1999
                        SPECIAL MEETING OF SHAREHOLDERS

                               ----------------

                                 INTRODUCTION

  This Proxy Statement and the accompanying WHITE Proxy Card are being furnished in connection with the solicitation of proxies by Shareholder Mr. Jonathan P. Vannini ("Mr. Vannini") for use at the Special Meeting of Shareholders of Coastcast Corporation, a California corporation (the "Company"), to be held on Friday, January 15, 1999 at 10:00 a.m. local time, and at any and all adjournments, postponements, reschedulings or continuations thereof (the "Special Meeting"), for the purposes set forth herein and in the accompanying Notice of Special Meeting of Shareholders. The Special Meeting will be held at [a location in Los Angeles County selected by the Company].

  These proxy solicitation materials were mailed on or about [    ], 1998 to
all shareholders entitled to vote at the Special Meeting.

  THIS SOLICITATION IS BEING MADE BY MR. JONATHAN P. VANNINI, AND NOT ON BEHALF OF THE COASTCAST BOARD.

  Mr. Vannini, who owns 911,000 shares of the Company's Common Stock, believes that the election of the slate of nominees proposed herein, the approval of the proposals presented herein, and the reimbursement of his expenses related to the Special Meeting represent the best means for Coastcast shareholders to support a focused effort to improve the value of each shareholders' investment while preserving continuity in the Company's operating policies and practices.

 Proxy Solicitation Costs

  Mr. Vannini has contracted with Morrow and Co., Inc., to conduct the proxy solicitation for a fee that Mr. Vannini estimates will be less than $100,000. Mr. Vannini has incurred costs of an estimated $400,000 to date on costs related to solicitation of proxies for the Special Meeting, including associated litigation costs. The estimated total cost will be $1,000,000. Mr. Vannini is the sole bearer of the costs of soliciting proxies for the Special Meeting, but proposes that the Company reimburse his fees and expenses related to his solicitation of proxies, as further discussed in Proposal 8.

 Reasons for the Solicitation

  Mr. Vannini believes that Coastcast's corporate governance policies and capital allocation practices are unacceptable because the shareholders have suffered a negative return on their investment in Coastcast at the same time the Company has significantly increased its cash and equity compensation of incumbent officers and directors.

  Mr. Vannini believes that multiple factors, when considered together, lead to the conclusion that the Company would be better served by a new majority of the Coastcast board of directors (the "Board"). Among these factors, Mr. Vannini notes the following:

    (1) The Company went public in 1993 at a price of $16 per share, and has not traded at a price above $16 since July of 1998.

    (2) During the last three years the Company has paid its Chairman over $1,900,000 in cash and granted him 372,500 options--over 4% of the shares outstanding.

    (3) Members of the Board had been granted beneficial ownership of options for approximately one million shares of Common Stock even before the Company's management proposed granting the directors an additional 200,000 options earlier this year.

    (4) The Company's Employee Stock Option Plan and Director Stock Option Plan allow the Board to reprice options without shareholder approval.

    (5) 200,000 options granted to the Chairman and 88,790 options granted to certain Company executives were repriced in late 1997.

    (6) Management and the Board supported significant increases in compensation granted to officers and directors, notwithstanding the Company's negative return to shareholders.

 Plans for Improving Shareholder Value

  Mr. Vannini's plans for improving shareholder value and altering corporate governance policies and capital allocation practices, which are supported by his nominees, include the following:

  . The amendment of the Employee Stock Option Plan so that stock options issued thereunder may not be repriced without shareholder approval;

  . The amendment of the Director Stock Option Plan so that stock options issued thereunder may not be repriced without shareholder approval;

  . The authorization of an independent review by a nationally recognized compensation consultant acceptable to Mr. Vannini, of the Company's Supplemental Executive Retirement Plan (the "SERP") that (i) compares the SERP to retirement plans of comparable companies and (ii) publishes by February 15, 1999 the results of that review;

  . The authorization of an independent review by a nationally recognized compensation consultant acceptable to Mr. Vannini, of the Company's compensation practices that (i) compares those practices to those of comparable companies and (ii) publishes by February 15, 1999 the results of that review; and

  . The repurchase by February 15, 1999 of any remaining shares of the one million shares of the Company's common stock that the Board of Directors authorized for repurchase on October 25, 1995, together with the approval of the repurchase of an additional one million shares of the Company's common stock, which repurchase will be completed before April 15, 1999.

 Possible Consequences of Removal and Election of Board of Directors

  In the event that the majority of the outstanding shareholders vote affirmatively to remove the entire Board of Directors, and that a majority of the shareholders present in person by means of their proxy at the Special Meeting elect Mr. Vannini's four nominees to the Board, the board's nominees elected to fill the other vacancies may decide not to serve. If the Company's nominees do not desire to serve with Mr. Vannini's nominees, the continuity of the Company's operating policies and practices may not be preserved. Such an occurrence could either beneficially or adversely affect the Company, its financial position and results of operations, and shareholder value. Similarly, if the Company's nominees serve with Mr. Vannini's nominees on the Board, the continuity of the Company's operating policies and practices may not be preserved. In fact, it is Mr. Vannini's intention, through his proposals to be put to a shareholder vote at the Special Meeting, that certain of the Company's present policies and practices not continue, as explained herein.

  Because cumulative voting rules apply to the election of directors, the possibility of a split Board is greater than if cumulative voting rules did not apply. The Company's bylaws state, "The number of directors of the corporation shall not be less than four (4) nor more than seven (7)." Therefore, if the Company's nominees do not serve with Mr. Vannini's nominees, Mr. Vannini's four nominees will constitute the Board until the shareholders vote in favor of additional directors.

                                  BACKGROUND

  The Annual Meeting and its Adjournment. At the 1998 Annual Meeting of Shareholders (the "Annual Meeting"), convened on June 22, 1998, the shareholders elected the current members of the Board and voted on a management-endorsed amendment to each of the Company's two stock option plans.

  The management-endorsed proposal to the 1996 Amended and Restated Employee Stock Option Plan (the "Employee Stock Option Plan") would have increased the number of shares covered by that plan by 500,000 shares. The management-endorsed amendment to the Company's 1995 Amended and Restated Non-Employee Director Stock Option Plan (the "Director Stock Option Plan") would have increased the number of shares covered by that plan by 200,000 shares.

  On June 23, 1998, the Company announced it had adjourned the Annual Meeting after the approval of Proposal 1 (the election of directors) and Proposal 4 (the approval of the Company's auditors) but before voting took place with respect to Proposal 2 (the management-endorsed amendment of the Employee Stock Option Plan) and Proposal 3 (the management-endorsed amendment of the Director Stock Option Plan). According to the Company press release, the meeting was adjourned to allow more time for shareholders to vote on the Employee Stock Option Plan proposal and the Director Stock Option Plan proposal "because a substantial number of shares had not been voted on these two matters."

  Mr. Vannini Protests and the Company Responds. On July 1, 1998, Mr. Vannini wrote to the Coastcast Board to vigorously protest the conduct of the Annual Meeting. Mr. Vannini stated that it appeared improper to adjourn the Annual Meeting without any explanation about the number of votes received for each of the stock option proposals and how such votes were cast. He also expressed his concern that the purported adjournment might be a pretext invented to stifle the shareholders' rejection of the two management-endorsed stock option proposals.

  The Company took no action in response to Mr. Vannini's concerns other than to reconvene the Annual Meeting on July 8, 1998 at the offices of the Company's lawyers. After the meeting, the Company made no immediate announcement of the results of the shareholder voting at the meeting.

  Mr. Vannini Announces His Intentions on July 20, 1998. Mr. Vannini continued to purchase shares of the Company's Common Stock, which he believed to be undervalued. On July 20, 1998 he filed a Schedule 13D with the Securities and Exchange Commission disclosing that he held approximately 6.66% of the Company's Common Stock.

  Mr. Vannini's Schedule 13D stated that he invested in Coastcast in order to obtain an equity position in the Company, and to maximize the value of that investment. He also stated his belief that Coastcast's Common Stock was undervalued in part a result of certain policies and practices of Coastcast's management, including without limitation the policies and practices related to the compensation and stock options granted to the chairman of the Company's board of directors. Mr. Vannini also disclosed that he (i) intended to influence control of Coastcast, (ii) reserved the right to acquire, or dispose of, additional Coastcast securities, (iii) planned to exercise influence in order to change the compensation and/or membership of the board of directors,
(iv) planned to exercise influence in order to persuade the Company to adopt a stock repurchase program, and (v) planned to contact the Company and/or other shareholders regarding these and other potential strategies to increase shareholder value.

  The Company Announces the Results of the Reconvened Meeting on July 21, 1998. After Mr. Vannini announced his intentions in the Schedule 13D, Coastcast issued a press release, on July 21, 1998, reporting some of the results of the July 8, 1998 meeting held at the offices of the Company's lawyers. The Company reported that the shareholders had approved the management-endorsed proposals to increase the number of shares of common stock that could be subject to options granted under the Employee Stock Option Plan and the Director Stock Option Plan. The Company's press release went on to state that the "board of directors, after additional consideration including the large number of shareholders who have voted against both proposals, has decided at this time that it will not implement either proposal. However, the board of directors may in the future decide to implement one or both of such proposals." One week later, on August 6, 1998, Coastcast announced that the Board had decided to "formally rescind" the management-endorsed amendments of the Employee Stock Option Plan and the Director Stock Option Plan.

  Mr. Vannini Continues To Urge the Company To Improve Shareholder Value. Mr. Vannini wrote to the Coastcast Board on July 22, 1998 to urge them to support efforts to improve shareholder value. Mr. Vannini specifically asked the Board to consider using its excess cash to implement a stock repurchase program. In his letter, Mr. Vannini presented the alternatives to implementing a stock repurchase program, namely, (i) an acquisition, (ii) a large one-time special dividend, and (iii), holding the cash, and argued that these alternatives would not provide as compelling an economic return for the shareholders as the repurchase of the Company's shares at current prices. He then telephoned each member of the Board, except the Chairman, and received no response. Mr. Vannini then asked to meet with the Company's senior management, who met with him on July 30, 1998. Mr. Vannini expressed his dissatisfaction with the Company's lack of response to the issues he had raised. The Company failed to provide any assurance that it would change any of its policies and practices.

  Mr. Vannini Decides To Take Further Action. Because of the Company's failure to respond, Mr. Vannini decided to take further action. He continued to purchase shares of the Company's Common Stock. By July 31, 1998, Mr. Vannini had purchased over ten percent (10%) of the Company's common stock. Under California law, a holder of 10% of the outstanding voting shares of a corporation is entitled to call a special shareholders meeting. On July 31, 1998, Mr. Vannini wrote to the Company to call a special meeting of the shareholders. The notice identified the following items of business for the Special Meeting: (1) the election of seven directors, (2) the revocation of the management-endorsed amendment of the Employee Stock Option Plan, (3) the revocation of the management-endorsed amendment of the Director Stock Option Plan, (4) the reimbursement of Mr. Vannini for his fees and expenses incurred in connection with the Special Meeting, and (5) such other business as may properly come before the meeting or any adjournment thereof.

  Under California law, a holder of five percent (5%) of the outstanding voting shares of a corporation has an absolute right to inspect and copy the record of the shareholders' names, addresses, and shareholdings as of the most recent record date or which it has been compiled or as of a date specified by the holder. Mr. Vannini exercised this right on July 31, 1998 by sending a written demand to the Company.

  The Company Responds To Mr. Vannini's Call for a Special Meeting. One week later, on August 6, 1998, Coastcast announced that the Board had decided to "formally rescind" the management-endorsed amendments of the Employee Stock Option Plan and the Director Stock Option Plan. According to the Company press release of August 6, 1998, "No options have been or will be granted under the rescinded amendments to the plans. Any future amendment of either plan by the board of directors that would authorize grants of additional options to officers or directors of the company will be subject to shareholder approval."

  The Company also responded by filing a lawsuit against Mr. Vannini, as described below under "Legal Proceedings."

  Coastcast Begins a Stock Purchase Program After Over a Month of Prodding By Mr. Vannini. After the market closed on August 26, 1998, Coastcast announced that it had authorized the purchase of 925,400 shares of its common stock from an institutional investor. The company's press release noted that the new authorization was for purchases in addition to a previously authorized amount of 560,000 shares of stock, and that the company was "actively pursuing" the additional purchases on the open market. Over one million shares of Coastcast common stock, including the 925,400 shares purchased by Coastcast, were traded on August 26, 1998 before the announcement.

  Mr. Vannini issued a press release, attached hereto as Annex 1, on August 27, 1998 praising Coastcast for initiating the stock purchase program. Mr. Vannini stated "I am pleased that the company has begun a program to enhance the value of the shareholders' investment in this stock. I hope and expect that this step marks the beginning of a dramatic change in the Company's attitude towards shareholders, and that Coastcast will make the buyback available to all shareholders instead of only a few. I urge Coastcast to complete a significant stock purchase program in short order and immediately take other steps necessary to improve the value of the shareholders' investment, such as eliminating excessive executive compensation and eliminating the board's ability to reprice stock options without shareholder approval."

                               LEGAL PROCEEDINGS

  On August 13, 1998, Coastcast Corporation filed suit (COASTCAST CORPORATION v. JONATHAN VANNINI) in the United States District Court for the Central District of California against Mr. Vannini seeking injunctive and declaratory relief for alleged violations of the federal securities laws and the California Corporations Code.

  Coastcast's claims against Mr. Vannini included the following:

  . ""Vannini's conduct violates Section 13(d) of the Exchange Act and regulations promulgated thereunder in that among other things, Vannini has failed to disclose that his purported notice of a special shareholders' meeting is defective and that he has no right to demand a special shareholders' meeting, failed to disclose that he intends to ask the shareholders not only to elect new directors but to remove and replace the entire Board, which requires a much higher voting percentage for shareholder approval than an annual election of directors, failed to disclose whether he is acting as a member of a group, and failed to disclose requisite facts relating to his background and integrity, the identities, background and integrity of his proposed nominees for membership on the Board, what resources he proposes to utilize to achieve the drastic changes he intends to make at Coastcast and what his true purpose is in seeking those changes."

  . ""Vannini's action constitutes communications to security holders within the meaning of Rule 14a-1, promulgated pursuant to Section 14 (a) of the Exchange Act. Vannini has a duty under Section 14 (a) of the Exchange Act and the regulations promulgated thereunder to disclose all material facts in the press release, news articles and other materials he has caused to be publicly disseminated to Coastcast shareholders and to refrain from making material misrepresentations and omitting to state material facts necessary in order to make the statements made, in light of the circumstances under which they are made, not misleading. Vannini is violating that duty."

  . ""Vannini has violated Section 10(b) and the regulations promulgated thereunder in that he employed devices, schemes and artifices to defraud, made untrue statements of material facts and omitted to state material facts necessary to make statements made, in the light of the circumstances under which they were made, not misleading, and engaged in acts, practices and a course of conduct that operated and continues to operate as a fraud upon the public including the present and potential shareholders of Coastcast."

  Please see Mr. Vannini's Amended Schedule 13D/A, and the exhibits attached thereto, filed on October 16, 1998 for more details.

  On August 14, 1998 Mr. Vannini filed a suit (JONATHAN VANNINI v. COASTCAST CORPORATION) in the Superior Court of the State of California, County of San Francisco against Coastcast Corporation for injunctive and declaratory relief seeking to obtain (i) certain shareholder records he demanded from Coastcast Corporation under Section 1600 of the California Corporations Code (ii) the results of the shareholder votes held at the Company's annual meeting of shareholders on June 22 and July 8, 1998, including the results of the shareholder votes on Proposals 2 and 3, which Mr. Vannini demanded under
Section 1509 of the California Corporations Code, and (iii) the special meeting of the shareholders he demanded under Section 600 of the California Corporations Code. On August 26, 1998, following Coastcast's filing of a motion to transfer venue and a motion to dismiss the suit, Mr. Vannini voluntarily dismissed the suit filed in San Francisco County.


  On September 18, 1998, Coastcast filed its First Amended Complaint for Injunctive Relief for Violation of Federal Securities Laws and for Declaratory Relief in COASTCAST CORPORATION v. JONATHAN VANNINI. In this amended complaint, the Company again alleged that Mr. Vannini's actions had violated
Section 13(d) of the Exchange Act and Section 14(a) of the Exchange Act, and that Mr. Vannini is not entitled to hold a special shareholders' meeting in the same time frame and with the same agenda as presented in his preliminary proxy statement.

  On October 2, 1998 Mr. Vannini and Coastcast filed a Stipulation and Proposed Order Re Case Management Schedule in COASTCAST CORPORATION v. JONATHAN VANNINI (the "Stipulation"). Pursuant to the Stipulation, a special meeting of the shareholders (the "Special Meeting") will be held at 10:00 a.m. on January 15, 1999 at a location in Los Angeles County to be selected by Coastcast.

  In the Stipulation, Coastcast represented

  . that the amendments (the "Amendments") of Coastcast's 1996 Amended and
    Restated Employee Stock Option Plan (the "Employee Stock Option Plan") and 1995 Amended and Restated Non-Employee Director Stock Option Plan (the "Director Stock Option Plan") proposed by Coastcast management and considered at the 1998 annual meeting of the Company's shareholders have been rescinded by the Company's Board of Directors,

  . that no options have been granted under either of the Amendments,

  . that neither of the Amendments will be reinstated, and

  . that any future amendments to the Employee Stock Option Plan or the Director Stock Option Plan by the Coastcast Board of Directors that would authorize grants of additional options to officers or directors of Coastcast will be subject to future shareholder approval.

  In exchange, Mr. Vannini agreed

  . that any issue regarding the revocation of the Amendments is now moot,

  . that shareholder approval of the revocation of the Amendments is now unnecessary, and

  . that shareholder approval of the revocation of the Amendments will not be proposed or considered in connection with the Special Meeting.

  Accordingly, Mr. Vannini will no longer propose that the shareholders consider and take action concerning the revocation of the Amendments at the Special Meeting. Please see Mr. Vannini's Amended Schedule 13D/A, and the exhibits attached thereto, filed October 16, 1998 for more details.

  On October 5, 1998, Mr. Vannini filed Defendant's Answer and Counterclaims to First Amended Complaint in COASTCAST CORPORATION v. JONATHAN VANNINI. Please see Mr. Vannini's Amended Schedule 13D/A, and the exhibits attached thereto, filed October 16, 1998 for more details. Mr. Vannini's claims against Coastcast included the following:

  . Coastcast knowingly, willfully and intentionally engaged in a scheme to defraud Coastcast shareholders. Coastcast conducted this scheme and plan through the use of mails and instrumentalities of interstate commerce in connection with its proxy solicitation for the June 22, 1998 annual shareholders meeting, and its efforts to communicate with Coastcast shareholders in order to produce their proxies in opposition to Mr. Vannini in anticipation of the special shareholders' meeting. In connection with Coastcast's proxy solicitations, Coastcast has made false and misleading statements; failed to disclose material facts required by the securities laws of the United States, and the rules promulgated thereunder, rendering those statements misleading; and failed to include the information required by Schedule 14A.

  . Coastcast and Mr. Hans Buehler, directly and indirectly, by the use of the means and instrumentality of interstate commerce and by the mails, and through the facility of a national stock exchange, have used and employed, and continue to use and employ, in connection with the purchase and sale of Coastcast stock, which is a security registered on a national securities exchange, manipulative and deceptive devices and contrivances in violation of the rules and regulations promulgated by the SEC.

  . Mr. Hans Buehler has sold and directed the sale of Coastcast stock while in possession of material, nonpublic information and is therefore liable to Mr. Vannini, a person who contemporaneously with the sales that are the subject of the violation, purchased Coastcast stock.

  . Mr. Hans Beuhler has offered to sell and sold Coastcast stock by means of written and oral communications that included untrue statements of material facts and omitted to state material facts necessary to make the statements not misleading.

  . Mr. Hans Buehler was an insider of Coastcast, and sold Coastcast stock at a time when he knew material information about Coastcast gained from his relationship which would significantly affect the market price of Coastcast stock and which was not generally available to the public, and which he knew was not intended to be so available, and which he knew was not possessed by the persons buying such stock from him.

                              PROCEDURAL MATTERS

 Record Date

  The record date will be [     ]. [Pursuant to the Stipulation, the record
date will be a date selected by the Company that complies with applicable California law, bylaws of the Company, the rules of the New York Stock Exchange, and any requirements of the SEC.]

 Voting at the Special Meeting

  Under the Company's bylaws and California law, the following will govern the voting at the Special Meeting of shareholders:

  A majority of shares entitled to vote, represented in person or proxy, constitutes a quorum for voting purposes.

  For Proposal 1, directors may be removed without cause if removal is approved by an affirmative vote of a majority of the outstanding shares entitled to vote. Votes against removal of the Board and votes withheld have the legal effect of counting against the affirmative vote for the proposal. Mr. Vannini is proposing to remove the entire board, rather than four directors, because pursuant to Section 303 of the California Corporations Code, the voting requirements for removal of less than the entire board are more demanding than the voting requirements for the entire board. The removal of the entire board requires the approval of the majority of the outstanding shares. In contrast, if less than the entire board is removed, no director may be removed when the votes cast against removal would be sufficient to elect the director if voted cumulatively at an election at which the same total number of shares were cast and the entire number of directors authorized at the time of the director's more recent election were then being elected.

  For Proposal 2, candidates for election to the Board of Directors receiving the highest number of affirmative votes of shares entitled to vote are elected. Votes against a candidate or candidates and votes withheld have no legal effect.

  Certain conditions precedent must occur before the shareholders may exercise cumulative voting rights. No shareholder is entitled to cumulate votes for candidates unless the candidates' names have been placed in the nomination prior to commencement of the voting and a shareholder has given notice prior to commencement of the shareholder's intention to cumulate votes. If any shareholder has given such notice, then every shareholder entitled to vote may cumulate votes for candidates and give one candidate a number of votes equal to the number of directors to be elected multiplied by the number of votes to which the shareholders' shares are entitled, or distribute the shareholders' votes on the same principle among any or all of the candidates, as the shareholder deems fit. At the Special Meeting, Mr. Vannini intends to cumulate the votes to which his shares are entitled. In addition, Mr. Vannini hereby solicits discretionary authority to cumulate those votes which are granted to him by proxy.

  For Proposals 3 through 8 and any other business conducted at the Special Meeting, if a quorum is present, the affirmative vote of the majority of the shares represented at the meeting and entitled to vote shall be the act of the shareholders. Votes against Proposals 3 through 8 or any other proposals brought before the shareholders for a vote, and votes withheld, have the legal effect of counting against the affirmative vote for the proposal.

  On any matter other than the election of directors, any shareholder may vote part of the shares in favor of the proposal and refrain from voting the remaining shares or vote them against the proposal, but, if the shareholder fails to specify the number of shares which the shareholder is voting affirmatively, it will be conclusively presumed that the shareholder's approving vote is with respect to all shares that the shareholder is entitled to vote.

 Proxies

  All shares entitled to vote and represented by properly executed proxies received prior to the Special Meeting will be voted at the Special Meeting in accordance with the instructions indicated on those proxies, if not revoked prior thereto. If no instructions are indicated on a properly executed proxy, the shares represented by that proxy will be voted as recommended by Mr. Vannini. If any other matters are properly presented for consideration at the Special Meeting, the proxy holders will have discretion to vote on those matters in accordance with their best judgment. If a shareholder signs and returns more than one proxy, the last dated proxy is the effective proxy and supercedes all previously dated proxies.

  Mr. Vannini hereby solicits discretionary authority to cumulate those votes that are granted to him by proxy.

 Revocability of Proxies

  Under the California Corporation Code, any proxy given pursuant to this solicitation may be revoked by the person giving it at any time before it is voted. A proxy may be revoked (i) by delivery of a written notice of revocation to the Secretary of the Company; (ii) by a subsequent proxy executed by the shareholder executing the prior proxy and delivered to the Secretary of the Company or Mr. Vannini; or (iii) by attending the Special Meeting and voting in person (although attendance at the Special Meeting will not itself revoke a proxy). Any written notice of revocation or subsequent proxy must be received by the Secretary of the Company or Mr. Vannini prior to the taking of the vote at the Special Meeting.

  Under the California law governing the use of proxies, shareholders cannot grant proxies to both Mr. Vannini and the Company. Accordingly, on the enclosed proxy card, Mr. Vannini has provided the shareholders a means by which each shareholder may direct Mr. Vannini to vote that shareholder's shares in favor of certain of the Company's nominees, if so desired by the shareholder.

                                 PROPOSAL ONE

               REMOVAL OF THE ENTIRE CURRENT BOARD OF DIRECTORS

  Mr. Vannini expects to propose to remove the entire current board of directors. Under California law, any or all of the directors may be removed if the removal is approved by the affirmative vote of the majority of the outstanding shares entitled to vote.

  Mr. Vannini believes the entire board should be removed and immediately replaced with a new board dedicated to improving shareholder value while maintaining and improving Company operations. Until Mr. Vannini intervened, the current board consistently approved compensation packages benefitting management and the directors while the return to shareholders holding Coastcast stock was negative. During the last three years the Company has paid the chairman of the board of directors over $1,900,000 in cash and over 372,500 options--over 4% of the shares outstanding. The current board also repriced 288,790 options granted to the chairman and other executives in late 1997 to lower the exercise price of such options, providing an opportunity not made available to any other shareholder.

  In its proxy statement dated April 27, 1998, the Company states that its executive compensation is tied to shareholder return. Mr. Vannini believes that the Company's actions are inconsistent with this policy statement, because the Company has increased executive compensation in spite of negative shareholder returns.

  MR. VANNINI RECOMMENDS THAT THE SHAREHOLDERS VOTE "FOR" REMOVAL OF THE ENTIRE BOARD OF DIRECTORS.

                                 PROPOSAL TWO

                        ELECTION OF BOARD OF DIRECTORS

  In connection with the election of a new board of directors, Mr. Vannini proposes that his four nominees be elected as Directors at the Special Meeting to serve until the next annual meeting of the Company's shareholders and until their successors have been elected and qualified. Mr. Vannini proposes four new directors, each of whom is committed to improving the value of each shareholder's investment, and initiating responsible corporate governance policies for the Company. Mr. Vannini has entered into nominee agreements and indemnification agreements with each of his nominees, attached hereto as Annex 2.

  The election of directors will occur in two steps. First, by means of an affirmative vote on Proposal One, Mr. Vannini expects to remove each of the Company's current directors, and any other person who may be a director immediately prior to the effectiveness of the actions proposed to be taken by the proxy solicitation. Second, Mr. Vannini proposes the election as directors of the Company the four nominees set forth below. The vacancies created by the removal of the directors by the vote of the shareholders may be filled only by the vote of a majority of the shares entitled to vote represented at a duly held meeting at which a quorum is present. The seven bona fide nominees receiving the highest number of affirmative votes cast by such a majority of the quorum will be elected as the Company's directors.

  Unless otherwise instructed, the holder of proxies solicited by this Proxy Statement will vote the proxies received by him for such nominees. In the event that any of the nominees are unable or decline to serve as a Director at the time of the Special Meeting, the proxy holder will vote for a nominee designated by Mr. Vannini to fill the vacancy. Mr. Vannini is not aware of any reason that any of his nominees will be unable or will decline to serve as a director.

INFORMATION REGARDING THE NOMINEES

  The following table sets forth the name, age and certain other information regarding the nominees for director.

             NAME               AGE             PRINCIPAL OCCUPATION
             ----               ---             --------------------
     Jonathan P. Vannini         36               Private Investor

  Mr. Jonathan P. Vannini is a private investor who owns over 10% of Coastcast Corporation. Mr. Vannini was a general partner at HPB Associates, an investment partnership, until 1996 and was employed by HPB Associates from August 1987 until March 1996. Since February 1993 he has served as an outside director of Copart, Inc., which provides vehicle suppliers with a full range of services to process and sell salvage vehicles. Mr. Vannini holds a Masters of Science in Business Administration from Columbia University.

             NAME               AGE             PRINCIPAL OCCUPATION
             ----               ---             --------------------
       Jeffrey M. Cohen          47      Chairman & CEO, Qorvis Media Group

  Mr. Jeffrey M. Cohen is the Chairman of the Board of Directors and Chief Executive Officer of Qorvis Media Group, one of the nation's largest in-store media companies. Mr. Cohen has held these positions for over six years. Prior to founding Qorvis, Mr. Cohen was the founder, Chief Executive Officer, and Chairman of the Board of Directors of Sutton Place Gourmet, Inc., a leading gourmet food store chain. He holds a BS in Business from the University of Maryland.

             NAME               AGE                  PRINCIPAL OCCUPATION
             ----               ---                  --------------------
      Dr. James Malernee         51      CEO & Managing Director, Cornerstone Research

  Dr. James Malernee is the Chief Executive Officer and Managing Director of Cornerstone Research, a leading consulting and economic research firm that provides expert economic and financial analyses in complex commercial litigation and regulatory proceedings. Dr. Malernee founded Cornerstone Research in 1989. Dr. Malernee has served as a consultant to major corporations and has taught Finance at the University of Texas at Austin and Business Strategy at the Stanford Graduate School of Business. Over the last fifteen years he has directed research on complex business issues related to a wide variety of cases, specializing in securities matters, and has supervised over two hundred cases dealing with material disclosure, insider trading, merger and acquisition activity, targeted repurchases, minority buyouts, stock trading behavior and valuation. He is also an avid golfer. Dr. Malernee holds a BS in Engineering and a PhD in Finance from the University of Texas, and an MBA from Southern Methodist University.

             NAME               AGE                  PRINCIPAL OCCUPATION
             ----               ---                  --------------------
       John E. Rehfeld           58      President, CEO & Chairman, ProShot Golf, Inc.

  John E. Rehfeld is the President, Chief Executive Officer, and Chairman of the Board of Directors of ProShot Golf, Inc., which manufactures and sells golf distance determination and course management systems. Mr. Rehfeld was President and Chief Executive Officer of Proxima Corporation, a supplier of desktop multimedia computer projection systems, from February 1996 to March 1997 and also served as a director of Proxima Corporation. From April 1993 to February 1996, Mr. Rehfeld was President and Chief Executive Officer of Etak, Inc., a supplier of digital mapping data and a subsidiary of the News Corporation. From February 1989 to April 1993, he was President of Seiko Instruments USA Inc., a manufacturer of electronic instruments. Mr. Rehfeld was also the director of Wonderware Corporation from April 1992 until March 1998, when the company was sold for $400 million. Mr. Rehfeld holds a BCE from the University of Minnesota and an MBA from Harvard University. He is the author of the book Alchemy of a Leader (1994), which has been translated into eight languages, and "Working With the Japanese" in Harvard Business Review
(1990).

OTHER RELEVANT INFORMATION REGARDING MR. VANNINI'S NOMINEES

  Each of the four New Directors is a U.S. citizen.

  With the exception of Mr. Vannini, Mr. Cohen, and Mr. Rehfeld, none of Mr. Vannini's nominees, or their Immediate Families or any of their Associates currently, or during the past two years, owns or share the power to vote or dispose of any shares of Common Stock of the Company.

  Mr. Cohen owns and has the power to vote 8,000 shares of the Company's Common Stock.

  Mr. Rehfeld owns and has the power to vote 3,000 shares of the Company's Common Stock.

  None of Mr. Vannini's nominees, their Immediate Family, or any of their Associates has had any material interest, direct or indirect, in any transaction since January 1, 1998 to which the Company was or is to be a party.

  Since January 1, 1998, none of Mr. Vannini's nominees have entered any business venture or are now planning to enter into a business venture which might be considered to be materially competitive with the Company.

  Since January 1, 1998, none of Mr. Vannini's nominees has been an officer, director or owner of more than 10% of the equity interest of any entity that has made or received payments or is likely to make or receive payments to the Company for property or services during the Company's last fiscal year in an amount exceeding 5% of the Company's consolidated gross revenues or 5% of such other entity's consolidated gross revenues for that period.

  None of Mr. Vannini's nominees is a member of, or of counsel to, any law firm or director partner, or executive officer of any investment banking firm which has been retained or has performed services for the Company at any time during the Company's last fiscal year or is likely to be so retained or to perform such services during the Company's current fiscal year.

  None of Mr. Vannini's nominees is now or has been within the past year, party to any contracts or arrangements, understandings or relationships (legal or otherwise) with any other person with respect to any of the securities of the Company. With the exception of Mr. Vannini, none of the New Director nominees have contributed or will contribute to the cost of the solicitation directly or indirectly.

  None of Mr. Vannini's nominees has been a participant in any other proxy contest involving the Company or other registered corporations or partnerships within the past ten years.

  With the exception of Mr. Vannini, none of Mr. Vannini's nominees holds any directorships in companies whose securities are publicly traded or in any investment company registered under the Investment Company Act of 1940.

  None of Mr. Vannini's nominees has filed a petition under the federal Bankruptcy Act or any state insolvency law; been convicted in a criminal proceeding or is named as the subject of a pending criminal proceeding (other than traffic violations or other minor offences); or has had any order, judgment or decree issued limiting in any way their engagement in any type of business practice or engaging in any activity in connection with the purchase or sale of any security.

  None of Mr. Vannini's nominees has been found by a court or by the Securities and Exchange Commission or the Commodities Futures Trading Commission, to have violated any federal or state securities or commodities laws.

  None of Mr. Vannini's nominees or their Associates is a party adverse to the Company; nor do they have a material interest adverse to the Company in any pending legal proceeding to which the Company is a party or of which any of its properties is the subject.

  None of Mr. Vannini's nominees has been indebted to the Company at any time.

  None of Mr. Vannini's nominees has any "family relationship" with any of the other nominees for directors of the Company, or with any executive officer of the Company. "Family relationship" for this purpose means any relationship by blood, marriage or adoption, not more remote than first cousin.

DIRECTOR COMPENSATION

  None of Mr. Vannini's nominees received any compensation from the Company during the last year. Mr. Vannini has agreed to pay Mr. Jeffrey M. Cohen, Dr. James Malernee, and Mr. John E. Rehfeld $15,000 each in exchange for their services as his nominee, as set forth in the nominee agreements attached hereto as Annex 2.

  MR. VANNINI RECOMMENDS THAT THE SHAREHOLDERS VOTE "FOR" THE FOUR INDIVIDUALS HE HAS NOMINATED FOR THE BOARD OF DIRECTORS.

                                PROPOSAL THREE

            AMENDMENT OF THE EMPLOYEE STOCK OPTION PLAN TO PROHIBIT REPRICING OF STOCK OPTIONS WITHOUT SHAREHOLDER APPROVAL

  The Company's 1996 Amended and Restated Employee Stock Option Plan (the "Employee Stock Option Plan") expressly permits repricing of stock options granted under its provisions. The administrator of the Employee Stock Option Plan, without first receiving shareholder approval, may modify the options or accept the surrender of outstanding options and issue new options in substitution of those surrendered.

  Mr. Vannini proposes amending the Employee Stock Option Plan by eliminating the Company's ability to reprice stock options granted thereunder without shareholder approval.

  To approve this amendment, if a quorum is present, the affirmative vote of a majority of the shares represented at the meeting and entitled to vote is required.

  MR. VANNINI RECOMMENDS THAT THE SHAREHOLDERS VOTE "FOR" THE AMENDMENT OF THE EMPLOYEE STOCK OPTION PLAN TO PROHIBIT REPRICING OF STOCK OPTIONS WITHOUT SHAREHOLDER APPROVAL.

                                 PROPOSAL FOUR

                AMENDMENT OF THE DIRECTOR STOCK OPTION PLAN TO
       PROHIBIT REPRICING OF STOCK OPTIONS WITHOUT SHAREHOLDER APPROVAL

  The Company's 1995 Amended and Restated Non-Employee Director Stock Option Plan (the "Director Stock Option Plan") expressly permits repricing of stock options granted under its provisions. The administrator of the Director Stock Option Plan, without first receiving shareholder approval, may modify the options or accept the surrender of outstanding options and issue new options in substitution of those surrendered.

  Mr. Vannini proposes amending the Director Stock Option Plan by eliminating the Company's ability to reprice stock options granted thereunder without shareholder approval.

  To approve this amendment, if a quorum is present, the affirmative vote of a majority of the shares represented at the meeting and entitled to vote is required.

  MR. VANNINI RECOMMENDS THAT THE SHAREHOLDERS VOTE "FOR" THE AMENDMENT OF THE DIRECTOR STOCK OPTION PLAN TO PROHIBIT REPRICING OF STOCK OPTIONS WITHOUT SHAREHOLDER APPROVAL.

                                 PROPOSAL FIVE

                     APPROVAL OF INDEPENDENT REVIEW OF THE
                    SUPPLEMENTAL EXECUTIVE RETIREMENT PLAN

  The Company's currently has in place a retirement plan titled the Supplemental Executive Retirement Plan (the "SERP"). Mr. Vannini proposes that an independent review of the SERP be conducted by a nationally recognized compensation consultant acceptable to him that (i) compares the SERP to retirement plans of comparable companies and (ii) publishes the results of that review by February 15, 1999.

  To approve this proposal, if a quorum is present, the affirmative vote of a majority of the shares represented at the meeting and entitled to vote is required.

  MR. VANNINI RECOMMENDS THAT THE SHAREHOLDERS VOTE "FOR" THE PROPOSAL FOR AN INDEPENDENT REVIEW OF THE SUPPLEMENTAL EXECUTIVE RETIREMENT PLAN, AND TO PUBLISH THE RESULTS.

                                 PROPOSAL SIX

              APPROVAL OF AN INDEPENDENT REVIEW OF THE COMPANY'S
                      COMPENSATION POLICIES AND PRACTICES

  Mr. Vannini proposes that an independent review of the Company's compensation policies and practices be conducted by a nationally recognized compensation consultant acceptable to him that (i) compares those policies and practices to the policies and practices of comparable companies and (ii) publishes the results of that review by February 15, 1999.

  To approve this proposal, if a quorum is present, the affirmative vote of a majority of the shares represented at the meeting and entitled to vote is required.

  MR. VANNINI RECOMMENDS THAT THE SHAREHOLDERS VOTE "FOR" THE PROPOSAL FOR AN INDEPENDENT REVIEW OF THE COMPANY'S COMPENSATION POLICIES AND PRACTICES, AND TO PUBLISH THE RESULTS.

                                PROPOSAL SEVEN

 APPROVAL OF COMPLETING A REPURCHASE OF ONE MILLION SHARES BEFORE FEBRUARY 15,
                      1999 AND REPURCHASING AN ADDITIONAL
                   ONE MILLION SHARES BEFORE APRIL 15, 1999

  On October 25, 1995, the Board of Directors of the Company authorized the repurchase of one million of the Company's common stock. Mr. Vannini proposes that the Company complete this already authorized repurchase before February 15, 1999. Mr. Vannini also proposes that the Company repurchase an additional one million shares before April 15, 1999.

  To approve this proposal, if a quorum is present, the affirmative vote of a majority of the shares represented at the meeting and entitled to vote is required.

  MR. VANNINI RECOMMENDS THAT THE SHAREHOLDERS VOTE "FOR" THE PROPOSAL TO COMPLETE A REPURCHASE OF ONE MILLION SHARES BEFORE FEBRUARY 15, 1999 AND TO REPURCHASE AN ADDITIONAL ONE MILLION SHARES BEFORE APRIL 15, 1999

                                PROPOSAL EIGHT

         APPROVAL OF REIMBURSEMENT OF MR. VANNINI'S FEES AND EXPENSES

PURPOSE AND SUMMARY OF THE PROPOSED REIMBURSEMENT

  Mr. Vannini seeks reimbursement for the significant expenditures he has incurred and will incur in connection with the Special Meeting. California law recognizes that proxy expenses may be reimbursed from a corporate treasury under the rationale that the expenditures incurred promote the shareholders' intelligent evaluation and adoption of policy or fundamental decisions. Mr. Vannini believes that his disputes with the Company's present management and Board fit within this rationale because his actions have already influenced the Company to change its policies, albeit in limited ways, to improve shareholder value.

  For example, Mr. Vannini believes that without his intervention the Company already would have increased the number of shares covered by the Employee Stock Option Plan by an additional 500,000 shares, and would have increased the number of shares covered by the Director Stock Option Plan by an additional 200,000 shares. As a result of Mr. Vannini's efforts, the stock option proposals that were endorsed by Company management and unanimously supported by the Board only a few months ago now have been "formally rescinded" by the Company.

  In addition, Mr. Vannini believes that the Company will be less inclined to defend the enrichment of the Company's current management by engaging in costly litigation practices that waste the Company's resources if the shareholders have the ability to support Mr. Vannini's efforts through reimbursement of the costs he incurs in connection with the Special Meeting.

  Mr. Vannini has incurred costs of an estimated $400,000 to date and presently estimates he may have to spend $1 million in connection with the solicitation, including related litigation expenses.

  If a quorum is present, the affirmative vote of the majority of the shares represented at the meeting and entitled to vote on this matter shall be the act of the shareholders.

  MR. VANNINI RECOMMENDS THAT THE SHAREHOLDERS VOTE "FOR" THE REIMBURSEMENT OF MR. VANNINI FOR THE FEES AND EXPENSES HE HAS INCURRED IN CONNECTION WITH THE SPECIAL MEETING OF THE SHAREHOLDERS.

                                                                         ANNEX 1


COASTCAST SHAREHOLDER CALLS SPECIAL MEETING
-------------------------------------------

HILLSBOROUGH, Calif. -- August 5, 1998. Hillsborough, California investor Jonathan Vannini called a special meeting of the shareholders of Coastcast Corporation (NYSE: PAR) to be held at 10:00 a.m. on September 22, 1998. The agenda for the meeting includes the election of a board of seven directors, the revocation of two controversial stock option proposals (one for officers and employees, the other for outsider directors), and the reimbursement of Mr. Vannini for the costs he incurs in connection with calling the meeting.

"My two central concerns are the company's poor financial performance and management's pattern of self-enrichment" said Vannini, who owns approximately 10% of Coastcast. According to Vannini, Coastcast's capital allocation practices are "practically obscene for a public company whose stock trades well below its IPO price. During the last three years Coastcast has paid Hans Buehler, the Chairman of its Board of Directors, over $1,900,000 in cash -- over 4% of the Company's operating income -- and over 500,000 stock options -- over 6% of the shares outstanding. Mr. Buehler's compensation is unusual for several reasons. Mr. Buehler owns over 14% of Coastcast, and the company concurrently employs a full time President and Chief Executive Officer, Mr. Richard Mora, who received over $1,474,000 in cash and over 400,000 stock options during the past three years in addition to the amounts given to Mr. Buehler."

In the meantime, Coastcast's financial performance has been abysmal. "Coastcast's stock currently trades in the range of $11 to $12 -- a negative return to shareholders since Coastcast went public at $16 per share in 1993. While the Coastcast shareholders have been hammered, the officers and directors have been richly, and I feel gratuitously, rewarded," said Vannini.

Additional facts Vannini finds troublesome include:

 .    Coastcast has reserved the right to grant its officers and employees up to an additional 500,000 stock options.

 .    Last year Coastcast repriced 288,790 stock options granted to Mr. Buehler and five other executives, which ensured they would receive an in-the-money upside not available to any other shareholder.

 .    Coastcast plans to pay its retired executives 70% of their annual salary in addition to their other benefits.

"Management seems to act as if the shareholders are irrelevant. It's time for a change," said Vannini.

Contact:
Jonathan Vannini, Hillsborough, CA
650/347-1800

MONDAY AUGUST 17, 8:32 AM EASTERN TIME

COMPANY PRESS RELEASE

SOURCE. Jonathan Vannini

COASTCAST SHAREHOLDER SUES COMPANY

HILLSBOROUGH, Calif, Aug. 17 /PRNewswire/ -- Hillsborough, California investor Jonathan Vannini filed a lawsuit last Friday against Coastcast. Corporation (NYSE: PAR - news) asking the Court to order Coastcast to comply with
       ---   ----
California law.

Specifically, Mr. Vannini asked the Court to order Coastcast (1) to hold a special meeting of the shareholders on September 22, 1998, (2) to provide a list of shareholders, and (3) to disclose the voting returns from the last annual meeting. Mr. Vannini had previously demanded Coastcast perform these actions, invoking sections 600, 1600, & 1509 of the California Corporations Code.

According to the complaint, "To date, Coastcast has refused to make available to Mr. Vannini the record of shareholders for inspection and copying; has refused to provide the results of the shareholder votes at the 1998 annual meeting; and has refused to call a special meeting of shareholders. Rather than comply with these legitimate requests, Coastcast filed a lawsuit against Mr. Vannini in the United States District Court for the Central District of California. The lawsuit is an example of Coastcast's continuing effort to protect entrenched management and thwart Mr. Vannini's attempt to improve the Company's operations and enhance shareholder value. Meanwhile, Coastcast's stock price has fallen to approximately $12-7/8 per share, a nearly 30% drop from the price on July 1, 1998."

SOURCE: Jonathan Vannini

THURSDAY AUGUST 27, 4:24 pm Eastern, Time

COMPANY PRESS RELEASE

SOURCE: Jonathan Vannini

COASTCAST SHAREHOLDER PRAISES STOCK
PURCHASE PROGRAM

HILLSBOROUGH, Calif, Aug. 27 /PRNewswire/ -- Private investor Jonathan Vannini today praised Coastcast Corporation (NYSE: PAR - news) for initiating the stock purchase program Coastcast announced yesterday. On Wednesday, August 26th, Coastcast announced that it had authorized the purchase of 925,400 shares of its common stock from an institutional investor. Coastcast's press release also stated that the company had previously approved the purchase of an additional 560,000 shares of stock, which it was "actively pursuing on the open market."

Mr. Vannini, the owner of over 1O% of the outstanding shares of Coastcast common stock, said "I am pleased that the company has begun a program to enhance the value of the shareholders' investment in this stock. I hope and expect that this step marks the beginning of a dramatic change in the Company's attitude towards shareholders, and that Coastcast will make the buyback available to all shareholders instead of only a few. I urge Coastcast to complete a significant stock purchase program in short order and immediately take other steps necessary to improve the value of the shareholders' investment, such as eliminating excessive executive compensation and eliminating the board's ability to reprice stock options without shareholder approval."

SOURCE: Jonathan Vannini

                                                                         ANNEX 2

                               NOMINEE AGREEMENT

     This Nominee Agreement ("Agreement") is effective as of August 13, 1998 by and between Jonathan Vannini ("Mr. Vannini"), and Jeffrey Cohen ("Nominee").

     WHEREAS, Mr. Vannini has nominated the Nominee to be a new Director for the Board of Coastcast Corporation ("Coastcast") as the best means for improving shareholder value, and;

     NOW, THEREFORE, in consideration of the mutual covenants and agreements set forth hereinafter, the mutual benefits to be gained by the performance thereof, and other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged and accepted, the parties hereto hereby agree as follows:

     1.   Payment for Services.  Nominee agrees to serve as Mr. Vannini's
          --------------------
nominee to the Coastcast Board of Directors. Mr. Vannini agrees to pay Nominee $15,000.

     2.   Counterparts.  This Agreement may be executed in one or more
          ------------
counterparts, each of which shall constitute an original.

     3.   Binding Effect; Successors and Assigns.  This Agreement shall be
          --------------------------------------
binding upon and inure to the benefit of and be enforceable by the parties hereto and their respective successors, assigns, spouses, heirs and personal and Legal representatives.

     4.   Notice.  All notices, requests, demands and other communications under
          ------
this Agreement shall be in writing and shall be deemed duly given (i) if delivered by hand and signed for by the party addressed, on the date of such delivery, or (ii) if mailed by domestic certified or registered mail with postage prepaid, on the third business day after the date postmarked. Addresses for notice to either party are as shown on the signature page of this Agreement, or as subsequently modified by written notice.

     5.   Consent to Jurisdiction.  Mr. Vannini and Nominee each hereby
          -----------------------
irrevocably consent to the jurisdiction of the courts of the State of California for all purposes in connection with any action or proceeding which arises out of or relates to this Agreement and agree that any action instituted under this Agreement shall be commenced, prosecuted and continued only in the Superior Court of the State of California, County of Santa Clara, which shall be the exclusive and only proper forum for adjudicating such a claim.

     6.   Severability.  The provisions of this Agreement shall be severable in
          ------------
the event that any of the provisions hereof (including any provision within a single section, paragraph or sentence) are held by a court of competent jurisdiction to be invalid, void or otherwise unenforceable, and the remaining provisions shall remain enforceable to the fullest extent permitted by law. Furthermore, to the fullest extent possible, the provisions of this Agreement (including without limitation each portion of this Agreement containing any provision held to be invalid, void or otherwise unenforceable, that is not itself invalid, void or unenforceable) shall be construed so as to give effect to the intent manifested by the provision held invalid, illegal or unenforceable.

     7.   Choice of Law.  This Agreement, and all rights, remedies, liabilities,
          -------------
powers and duties of the parties to this Agreement, shall be governed by and construed in accordance with the laws of the State of California without regard to principles of conflicts of laws.

     8.   Amendment and Termination.  No amendment, modification, termination or
          -------------------------
cancellation of this Agreement shall be effective unless it is in writing signed by both the parties hereto and refers specifically to this provision of the Agreement. No waiver of any of the provisions of this Agreement shall be deemed to be or shall constitute a waiver of any other provisions hereof (whether or not similar), nor shall such waiver constitute a continuing waiver.

     9.   Integration and Entire Agreement.  This Agreement sets forth the
          --------------------------------
entire understanding between the parties hereto and supersedes and merges all previous written and oral negotiations, commitments, understandings and agreements relating to the subject matter hereof between the parties hereto.

     IN WITNESS WHEREOF, the parties hereto have executed this Agreement as of the date first above written.


Jonathan Vannini


By: /s/ Jonathan Vannini
    --------------------------------
     Jonathan Vannini

Address:  Jonathan Vannini
          828 Irwin Drive
          Hillsborough, CA  94010



                                    AGREED TO AND ACCEPTED


                                    /s/ Jeffrey Cohen
                                    ------------------------------------
                                    Jeffrey Cohen

                         Address:   Qorvis Media Group
                                    201 Third Street, 7th Floor
                                    San Francisco, CA 94103

                               NOMINEE AGREEMENT

     This Nominee Agreement ("Agreement") is effective as of August 13, 1998 by and between Jonathan Vannini ("Mr. Vannini"), and James Malernee ("Nominee").

     WHEREAS, Mr. Vannini has nominated the Nominee to be a new Director for the Board of Coastcast Corporation ("Coastcast") as the best means for improving shareholder value, and;

     NOW, THEREFORE, in consideration of the mutual covenants and agreements set forth hereinafter, the mutual benefits to be gained by the performance thereof, and other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged and accepted, the parties hereto hereby agree as follows:

     1.   Payment for Services.  Nominee agrees to serve as Mr. Vannini's
          --------------------
nominee to the Coastcast Board of Directors. Mr. Vannini agrees to pay Nominee $15,000.

     2.   Counterparts.  This Agreement may be executed in one or more
          ------------
counterparts, each of which shall constitute an original.

     3.   Binding Effect; Successors and Assigns.  This Agreement shall be
          --------------------------------------
binding upon and inure to the benefit of and be enforceable by the parties hereto and their respective successors, assigns, spouses, heirs and personal and Legal representatives.

     4.   Notice.  All notices, requests, demands and other communications under
          ------
this Agreement shall be in writing and shall be deemed duly given (i) if delivered by hand and signed for by the party addressed, on the date of such delivery, or (ii) if mailed by domestic certified or registered mail with postage prepaid, on the third business day after the date postmarked. Addresses for notice to either party are as shown on the signature page of this Agreement, or as subsequently modified by written notice.

     5.   Consent to Jurisdiction.  Mr. Vannini and Nominee each hereby
          -----------------------
irrevocably consent to the jurisdiction of the courts of the State of California for all purposes in connection with any action or proceeding which arises out of or relates to this Agreement and agree that any action instituted under this Agreement shall be commenced, prosecuted and continued only in the Superior Court of the State of California, County of Santa Clara, which shall be the exclusive and only proper forum for adjudicating such a claim.

     6.   Severability.  The provisions of this Agreement shall be severable in
          ------------
the event that any of the provisions hereof (including any provision within a single section, paragraph or sentence) are held by a court of competent jurisdiction to be invalid, void or otherwise unenforceable, and the remaining provisions shall remain enforceable to the fullest extent permitted by law. Furthermore, to the fullest extent possible, the provisions of this Agreement (including without limitation each portion of this Agreement containing any provision held to be invalid, void or otherwise unenforceable, that is not itself invalid, void or unenforceable) shall be construed so as to give effect to the intent manifested by the provision held invalid, illegal or unenforceable.

     7.   Choice of Law.  This Agreement, and all rights, remedies, liabilities,
          -------------
powers and duties of the parties to this Agreement, shall be governed by and construed in accordance with the laws of the State of California without regard to principles of conflicts of laws.

     8.   Amendment and Termination.  No amendment, modification, termination or
          -------------------------
cancellation of this Agreement shall be effective unless it is in writing signed by both the parties hereto and refers specifically to this provision of the Agreement. No waiver of any of the provisions of this Agreement shall be deemed to be or shall constitute a waiver of any other provisions hereof (whether or not similar), nor shall such waiver constitute a continuing waiver.

     9.   Integration and Entire Agreement.  This Agreement sets forth the
          --------------------------------
entire understanding between the parties hereto and supersedes and merges all previous written and oral negotiations, commitments, understandings and agreements relating to the subject matter hereof between the parties hereto.

     IN WITNESS WHEREOF, the parties hereto have executed this Agreement as of the date first above written.


Jonathan Vannini


By: /s/ Jonathan Vannini
    ------------------------------
     Jonathan Vannini

Address:  Jonathan Vannini
          828 Irwin Drive
          Hillsborough, CA  94010



                                    AGREED TO AND ACCEPTED



                                    /s/ James Malernee
                                    ----------------------------------------
                                    James Malernee

                         Address:   Cornerstone Research
                                    1000 El Camino Real
                                    Menlo Park, CA 94025

                               NOMINEE AGREEMENT

     This Nominee Agreement ("Agreement") is effective as of August 13, 1998 by and between Jonathan Vannini ("Mr. Vannini"), and John E. Rehfeld ("Nominee").

     WHEREAS, Mr. Vannini has nominated the Nominee to be a new Director for the Board of Coastcast Corporation ("Coastcast") as the best means for improving shareholder value, and;

     NOW, THEREFORE, in consideration of the mutual covenants and agreements set forth hereinafter, the mutual benefits to be gained by the performance thereof, and other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged and accepted, the parties hereto hereby agree as follows:

     1.   Payment for Services.  Nominee agrees to serve as Mr. Vannini's
          --------------------
nominee to the Coastcast Board of Directors. Mr. Vannini agrees to pay Nominee $15,000.

     2.   Counterparts.  This Agreement may be executed in one or more
          ------------
counterparts, each of which shall constitute an original.

     3.   Binding Effect; Successors and Assigns.  This Agreement shall be
          --------------------------------------
binding upon and inure to the benefit of and be enforceable by the parties hereto and their respective successors, assigns, spouses, heirs and personal and Legal representatives.

     4.   Notice.  All notices, requests, demands and other communications under
          ------
this Agreement shall be in writing and shall be deemed duly given (i) if delivered by hand and signed for by the party addressed, on the date of such delivery, or (ii) if mailed by domestic certified or registered mail with postage prepaid, on the third business day after the date postmarked. Addresses for notice to either party are as shown on the signature page of this Agreement, or as subsequently modified by written notice.

     5.   Consent to Jurisdiction.  Mr. Vannini and Nominee each hereby
          -----------------------
irrevocably consent to the jurisdiction of the courts of the State of California for all purposes in connection with any action or proceeding which arises out of or relates to this Agreement and agree that any action instituted under this Agreement shall be commenced, prosecuted and continued only in the Superior Court of the State of California, County of Santa Clara, which shall be the exclusive and only proper forum for adjudicating such a claim.

     6.   Severability.  The provisions of this Agreement shall be severable in
          ------------
the event that any of the provisions hereof (including any provision within a single section, paragraph or sentence) are held by a court of competent jurisdiction to be invalid, void or otherwise unenforceable, and the remaining provisions shall remain enforceable to the fullest extent permitted by law. Furthermore, to the fullest extent possible, the provisions of this Agreement (including without limitation each portion of this Agreement containing any provision held to be invalid, void or otherwise unenforceable, that is not itself invalid, void or unenforceable) shall be construed so as to give effect to the intent manifested by the provision held invalid, illegal or unenforceable.

     7.   Choice of Law.  This Agreement, and all rights, remedies, liabilities,
          -------------
powers and duties of the parties to this Agreement, shall be governed by and construed in accordance with the laws of the State of California without regard to principles of conflicts of laws.

     8.   Amendment and Termination.  No amendment, modification, termination or
          -------------------------
cancellation of this Agreement shall be effective unless it is in writing signed by both the parties hereto and refers specifically to this provision of the Agreement. No waiver of any of the provisions of this Agreement shall be deemed to be or shall constitute a waiver of any other provisions hereof (whether or not similar), nor shall such waiver constitute a continuing waiver.

     9.   Integration and Entire Agreement.  This Agreement sets forth the
          --------------------------------
entire understanding between the parties hereto and supersedes and merges all previous written and oral negotiations, commitments, understandings and agreements relating to the subject matter hereof between the parties hereto.

     IN WITNESS WHEREOF, the parties hereto have executed this Agreement as of the date first above written.


Jonathan Vannini


By: /s/ Jonathan Vannini
    ---------------------------------
     Jonathan Vannini

Address:  Jonathan Vannini
          828 Irwin Drive
          Hillsborough, CA  94010



                                    AGREED TO AND ACCEPTED



                                    /s/ John E. Rehfeld
                                    ---------------------------------------
                                    John E. Rehfeld

                         Address:   ProShot Golf, Inc.
                                    14 Corporate Plaza
                                    Newport Beach, CA 82669

                           INDEMNIFICATION AGREEMENT


     This Indemnification Agreement ("Agreement") is effective as of August 13, 1998 by and between Jonathan Vannini (the "Indemnitor"), and Jeffrey M. Cohen ("Indemnitee").

     WHEREAS, Indemnitor has nominated the Indemnitee to be a new Director for the Board of Coastcast Corporation ("Coastcast") as the best means for improving shareholder value, and;

     WHEREAS, Coastcast has filed suit against Indemnitor in the United States District Court for the Central District of California, and other litigation may result from Indemnitor's attempt to exercise influence and control over Coastcast; and

     WHEREAS, Indemnitor desires to provide indemnification to the Indemnitee for any pending and litigation resulting from Indemnitor's attempt to exercise influence and control over Coastcast;

     NOW, THEREFORE, Indemnitor and Indemnitee hereby agree as set forth below.

     1.   Certain Definitions.
          -------------------

          (a) "Claim" shall mean with respect to a Covered Event: any threatened, pending or completed action, suit, proceeding or alternative dispute resolution mechanism, or any hearing, inquiry or investigation that Indemnitee in good faith believes might lead to the institution of any such action, suit, proceeding or alternative dispute resolution mechanism, whether civil, criminal, administrative, investigative or other.

          (b) "Covered Event" shall mean any event or occurrence related to the fact that Indemnitee is or was a nominee for director of Coastcast, or is or was serving at the request of Indemnitor as a nominee for director, or by reason of any action or inaction on the part of Indemnitee while serving in such capacity.

          (c) "Expenses" shall mean any and all expenses (including attorneys' fees and all other costs, expenses and obligations incurred in connection with investigating, defending, being a witness in or participating in (including on appeal), or preparing to defend, to be a witness in or to participate in, any action, suit, proceeding, alternative dispute resolution mechanism, hearing, inquiry or investigation), judgments, fines, penalties and amounts paid in settlement (if such settlement is approved in advance by Indemnitor, which approval shall not be unreasonably withheld), actually and reasonably incurred, of any Claim and any federal, state, local or foreign taxes imposed on the Indemnitee as a result of the actual or deemed receipt of any payments under this Agreement.

          (d) "Expense Advance" shall mean a payment to Indemnitee pursuant to
Section 3 of Expenses in advance of the settlement of or final judgement in any action, suit, proceeding or alternative dispute resolution mechanism, hearing, inquiry or investigation which constitutes a Claim.

          (e) "Independent Legal Counsel" shall mean an attorney or firm of attorneys, selected in accordance with the provisions of Section 2(b) hereof, who shall not have otherwise performed services for Indemnitor or Indemnitee within the last three years (other than with respect to matters concerning the rights of Indemnitee under this Agreement, or of other indemnitees under similar indemnity agreements).

          (f) "Reviewing Party" shall mean any person or body selected by Indemnitee and approved by Indemnitor (which approval shall not be unreasonably withheld) to review Indemnitor's obligations under this Agreement, which may include Independent Legal Counsel or any other person not a party to the particular Claim for which Indemnitee is seeking indemnification.

          (g) "Section" refers to a section of this Agreement unless otherwise indicated.

     2.   Indemnification.
          ---------------

          (a) Indemnification of Expenses.  Subject to the provisions of Section
              ---------------------------
2(c) below, Indemnitor shall indemnify Indemnitee for Expenses to the fullest extent permitted by law if Indemnitee was or is or becomes a party to or witness or other participant in, or is threatened to be made a party to or witness or other participant in, any Claim (whether by reason of or arising in part out of a Covered Event), including all interest, assessments and other charges paid or payable in connection with or in respect of such Expenses.

          (b)   Selection of Reviewing Party.  Any Reviewing Party with respect
                ----------------------------
to all matters arising concerning the rights of Indemnitee to indemnification of Expenses under this Agreement or any other agreement, or under any applicable law, if desired by Indemnitee, shall be Independent Legal Counsel. Such counsel, among other things, shall render its written opinion to Indemnitor and Indemnitee as to whether and to what extent Indemnitee would be entitled to be indemnified hereunder under applicable law and Indemnitor agrees to abide by such opinion. Indemnitor agrees to pay the reasonable fees of the Independent Legal Counsel referred to above and to indemnify fully such counsel against any and all expenses (including attorney's fees), claims, liabilities and damages arising out of or relating to this agreement or its engagement pursuant hereto. Notwithstanding any other provision of this Agreement, Indemnitor shall not be required to pay Expenses of more than one Independent Legal Counsel in connection with all matters concerning a single Indemnitee, and such Independent Legal Counsel shall be the Independent Legal Counsel for any or all other Indemnitees unless (i) the Indemnitor otherwise determines or (ii) any Indemnitee shall provide a written statement setting froth in detail a reasonable objection to such Independent Legal Counsel representing other Indemnitees.

          (c)   Review of Indemnification Obligations.  Notwithstanding the
                -------------------------------------
foregoing, in the event any Reviewing Party shall have determined (in a written opinion, in any case in which Independent Legal Counsel is the Reviewing Party) that Indemnitee is not entitled to be indemnified hereunder under applicable law, (i) Indemnitor shall have no further obligation under Section 2(a) to make any payments to Indemnitee not made prior to such determination by such Reviewing Party, and (ii)

Indemnitor shall be entitled to be reimbursed by Indemnitee (who hereby agrees to reimburse Indemnitor) for all Expenses theretofore paid in indemnifying Indemnitee; provided, however, that if Indemnitee has commenced or thereafter
            --------  -------
commences Legal proceedings in a court of competent jurisdiction to secure a determination that Indemnitee is entitled to be indemnified hereunder under applicable law, any determination made by any Reviewing Party that Indemnitee is not entitled to be indemnified hereunder under applicable law shall not be binding and Indemnitee shall not be required to reimburse Indemnitor for any Expenses theretofore paid in indemnifying Indemnitee until a final judicial determination is made with respect thereto (as to which all rights of appeal therefrom have been exhausted or lapsed). Indemnitee's obligation to reimburse Indemnitor for any Expenses shall be unsecured and no interest shall be charged thereon.

          (d) Indemnitee Rights on Unfavorable Determination; Binding Effect.
              --------------------------------------------------------------
If any Reviewing Party determines that Indemnitee substantively is not entitled to be indemnified hereunder in whole or in part under applicable law, Indemnitee shall have the right to commence litigation seeking an initial determination by the court or challenging any such determination by such Reviewing Party or any aspect thereof, including the Legal or factual bases therefor, and, subject to the provisions of Section 14, Indemnitor hereby consents to service of process and to appear in any such proceeding. Absent such litigation, any determination by any Reviewing Party shall be conclusive and binding on Indemnitor and Indemnitee.

          (e) Mandatory Payment of Expenses.  Notwithstanding any other
              -----------------------------
provision of this Agreement other than Section 9 hereof, to the extent that Indemnitee has been successful on the merits or otherwise, including, without limitation, the dismissal of an action without prejudice, in defense of any Claim, Indemnitee shall be indemnified against all Expenses incurred by Indemnitee in connection therewith.

     3.   Expense Advances.
          ----------------

          (a) Obligation to Make Expense Advances.  Upon receipt of a written
              -----------------------------------
undertaking by or on behalf of the Indemnitee to repay such amounts if it shall ultimately be determined that the Indemnitee is not entitled to be indemnified therefor by Indemnitor, Indemnitor shall make Expense Advances to Indemnitee.

          (b) Form of Undertaking.  Any written undertaking by the Indemnitee to
              -------------------
repay any Expense Advances hereunder shall be unsecured and no interest shall be charged thereon.

          (c) Determination of Reasonable Expense Advances.  The parties agree
              --------------------------------------------
that for the purposes of any Expense Advance for which Indemnitee has made written demand to Indemnitor in accordance with this Agreement, all Expenses included in such Expense Advance that are certified by affidavit of Indemnitee's counsel as being reasonable shall be presumed conclusively to be reasonable.

     4.   Procedures for Indemnification and Expense Advances.
          ---------------------------------------------------

          (a) Timing of Payments.  All payments of Expenses (including without
              ------------------
limitation Expense Advances) by Indemnitor to the Indemnitee pursuant to this Agreement shall be made to the fullest extent permitted by law as soon as practicable after written demand by Indemnitee therefor is presented to Indemnitor, but in no event later than forty-five (45) business days after such written demand by Indemnitee is presented to Indemnitor, except in the case of Expense Advances, which shall be made no later than twenty (20) business days after such written demand by Indemnitee is presented to Indemnitor.

          (b) Notice/Cooperation by Indemnitee.  Indemnitee shall, as a
              --------------------------------
condition precedent to Indemnitee's right to be indemnified or Indemnitee's right to receive Expense Advances under this Agreement, give Indemnitor notice in writing as soon as practicable of any Claim made against Indemnitee for which indemnification will or could be sought under this Agreement. Notice to Indemnitor shall be directed to Indemnitor at the address shown on the signature page of this Agreement (or such other address as Indemnitor shall designate in writing to Indemnitee). In addition, Indemnitee shall give Indemnitor such information and cooperation as it may reasonably require and as shall be within Indemnitee's power.

          (c) No Presumptions; Burden of Proof.  For purposes of this Agreement,
              --------------------------------
the termination of any Claim by judgment, order, settlement (whether with or without court approval) or conviction, or upon a plea of nolo contendere, or its
                                                         ---------------
equivalent, shall not create a presumption that Indemnitee did not meet any particular standard of conduct or have any particular belief or that a court has determined that indemnification is not permitted by this Agreement or applicable law. In addition, neither the failure of any Reviewing Party to have made a determination as to whether Indemnitee has met any particular standard of conduct or had any particular belief, nor an actual determination by any Reviewing Party that Indemnitee has not met such standard of conduct or did not have such belief, prior to the commencement of Legal proceedings by Indemnitee to secure a judicial determination that Indemnitee should be indemnified under this Agreement or applicable law, shall be a defense to Indemnitee's claim or create a presumption that Indemnitee has not met any particular standard of conduct or did not have any particular belief. In connection with any determi nation by any Reviewing Party or otherwise as to whether the Indemnitee is entitled to be indemnified hereunder, the burden of proof shall be on Indemnitor to establish that Indemnitee is not so entitled.

          (d) Notice to Insurers.  If, at the time of the receipt by Indemnitor
              ------------------
of a notice of a Claim pursuant to Section 4(b) hereof, Indemnitor has liability insurance in effect which may cover such Claim, Indemnitor shall give prompt notice of the commencement of such Claim to the insurers in accordance with the procedures set forth in the respective policies. Indemnitor shall thereafter take all necessary or desirable action to cause such insurers to pay, on behalf of the Indemnitee, all amounts payable as a result of such Claim in accordance with the terms of such policies.

          (e) Selection of Counsel.  In the event Indemnitor shall be obligated
              --------------------
hereunder to provide indemnification for or make any Expense Advances with respect to the Expenses of any Claim, Indemnitor, if appropriate, shall be entitled to assume the defense of such Claim with counsel approved by Indemnitee (which approval shall not be unreasonably withheld) upon the delivery to Indemnitee of written notice of Indemnitor's election to do so. After delivery of such notice, approval of such counsel by Indemnitee and the retention of such counsel by Indemnitor, Indemnitor will not be liable to Indemnitee under this Agreement for any fees or expenses of separate counsel subsequently employed by or on behalf of Indemnitee with respect to the same Claim; provided that, (i) Indemnitee shall have the right to employ Indemnitee's separate counsel in any such Claim at Indemnitee's expense and (ii) if (A) the employment of separate counsel by Indemnitee has been previously authorized by Indemnitor, (B) Indemnitee shall have reasonably concluded that there may be a conflict of interest between Indemnitor and Indemnitee in the conduct of any such defense, or (C) Indemnitor shall not continue to retain such counsel to defend such Claim, then the fees and expenses of Indemnitee's separate counsel shall be Expenses for which Indemnitee may receive indemnification or Expense Advances hereunder.

     5.   Additional Indemnification Rights; Nonexclusivity.
          -------------------------------------------------

          (a) Scope.  Indemnitor hereby agrees to indemnify the Indemnitee to
              -----
the fullest extent permitted by law, notwithstanding that such indemnification is not specifically authorized by the other provisions of this Agreement or by statute. In the event of any change after the date of this Agreement in any applicable law, statute or rule which expands the right of a private individuals to indemnify other private individuals, it is the intent of the parties hereto that Indemnitee shall enjoy by this Agreement the greater benefits afforded by such change. In the event of any change in any applicable law, statute or rule which narrows the right of private individuals to indemnify other private individuals, such change, to the extent not otherwise required by such law, statute or rule to be applied to this Agreement, shall have no effect on this Agreement or the parties' rights and obligations hereunder except as set forth in Section 9(a) hereof.

          (b) Nonexclusivity. The indemnification and the payment of Expense
              --------------
Advances provided under this Agreement shall continue as to Indemnitee for any action taken or not taken while serving in an indemnified capacity even though subsequent thereto Indemnitee may have ceased to serve in such capacity.

     6.   No Duplication of Payments.  Indemnitor shall not be liable under this
          --------------------------
Agreement to make any payment in connection with any Claim made against Indemnitee to the extent Indemnitee has otherwise actually received payment (under any insurance policy, or otherwise) of the amounts otherwise payable hereunder.

     7.   Partial Indemnification.  If Indemnitee is entitled under any
          -----------------------
provision of this Agreement to indemnification by Indemnitor for some or a portion of Expenses incurred in connection with any Claim, but not, however, for all of the total amount thereof, Indemnitor shall nevertheless indemnify Indemnitee for the portion of such Expenses to which Indemnitee is entitled.

     8.   Mutual Acknowledgment.  Both Indemnitor and Indemnitee acknowledge
          ---------------------
that in certain instances applicable public policy may prohibit Indemnitor from indemnifying nominated directors under this Agreement or otherwise. Indemnitee understands and acknowledges that Indemnitor has undertaken or may be required in the future to undertake to submit the question of indemnification to a court in certain circumstances for a determination of Indemnitor's right under public policy to indemnify Indemnitee.

     9.   Exceptions.  Notwithstanding any other provision of this Agreement,
          ----------
Indemnitor shall not be obligated pursuant to the terms of this Agreement:

          (a) Excluded Action or Omissions.  To indemnify Indemnitee for
              ----------------------------
Expenses resulting from acts, omissions or transactions for which Indemnitee is prohibited from receiving indemnification under this Agreement or applicable law; provided, however, that notwithstanding any limitation set forth in this
     --------  -------
Section 9(a) regarding Indemnitor's obligation to provide indemnification, Indemnitee shall be entitled under Section 3 to receive Expense Advances hereunder with respect to any such Claim unless and until a court having jurisdiction over the Claim shall have made a final judicial determination (as to which all rights of appeal therefrom have been exhausted or lapsed) that Indemnitee has engaged in acts, omissions or transactions for which Indemnitee is prohibited from receiving indemnification under this Agreement or applicable law.

          (b) Claims Initiated by Indemnitee.  To indemnify or make Expense
              ------------------------------
Advances to Indemnitee with respect to Claims initiated or brought voluntarily by Indemnitee and not by way of defense, counterclaim or cross claim, except (i) with respect to actions or proceedings brought to establish or enforce a right to indemnification under this Agreement or any other agreement in effect relating to Claims for Covered Events, (ii) in specific cases if Indemnitor has approved the initiation or bringing of such Claim, regardless of whether Indemnitee ultimately is determined to be entitled to such indemnification, as the case may be.

          (c) Lack of Good Faith.  To indemnify Indemnitee for any Expenses
              ------------------
incurred by the Indemnitee with respect to any action instituted (i) by Indemnitee to enforce or interpret this Agreement, if a court having jurisdiction over such action determines as provided in Section 12 that each of the material assertions made by the Indemnitee as a basis for such action was not made in good faith or was frivolous, or (ii) by or in the name of Indemnitor to enforce or interpret this Agreement, if a court having jurisdiction over such action determines as provided in Section 12 that each of the material defenses asserted by Indemnitee in such action was made in bad faith or was frivolous.

     10.  Counterparts.  This Agreement may be executed in one or more
          ------------
counterparts, each of which shall constitute an original.

     11.  Binding Effect; Successors and Assigns.  This Agreement shall be
          --------------------------------------
binding upon and inure to the benefit of and be enforceable by the parties hereto and their respective successors, assigns, spouses, heirs and personal and Legal representatives. This Agreement shall continue in effect regardless of whether Indemnitee continues to serve as a nominee for director of Coastcast.

     12.  Expenses Incurred in Action Relating to Enforcement or Interpretation.
          ---------------------------------------------------------------------
In the event that any action is instituted by Indemnitee under this Agreement or under any liability insurance policies maintained by Indemnitor to enforce or interpret any of the terms hereof or thereof, Indemnitee shall be entitled to be indemnified for all Expenses incurred by Indemnitee with respect to such action (including without limitation attorneys' fees), regardless of whether Indemnitee is ultimately successful in such action, unless as a part of such action a court having jurisdiction over such action makes a final judicial determination (as to which all rights of appeal therefrom have been exhausted or lapsed) that each of the material assertions made by Indemnitee as a basis for such action was not made in good faith or was frivolous; provided, however, that until such final judicial determination is made, Indemnitee shall be entitled under Section 3 to receive payment of Expense Advances hereunder with respect to such action. In the event of an action instituted by or in the name of Indemnitor under this Agreement to enforce or interpret any of the terms of this Agreement, Indemnitee shall be entitled to be indemnified for all Expenses incurred by Indemnitee in defense of such action (including without limitation costs and expenses incurred with respect to Indemnitee's counterclaims and cross-claims made in such action), unless as a part of such action a court having jurisdiction over such action makes a final judicial determination (as to which all rights of appeal therefrom have been exhausted or lapsed) that each of the material defenses asserted by Indemnitee in such action was made in bad faith or was frivolous; provided, however, that until such final judicial determination is made, Indemnitee shall be entitled under Section 3 to receive payment of Expense Advances hereunder with respect to such action.

     13.  Notice.  All notices, requests, demands and other communications under
          ------
this Agreement shall be in writing and shall be deemed duly given (i) if delivered by hand and signed for by the party addressed, on the date of such delivery, or (ii) if mailed by domestic certified or registered mail with postage prepaid, on the third business day after the date postmarked. Addresses for notice to either party are as shown on the signature page of this Agreement, or as subsequently modified by written notice.

     14.  Consent to Jurisdiction.  Indemnitor and Indemnitee each hereby
          -----------------------
irrevocably consent to the jurisdiction of the courts of the State of California for all purposes in connection with any action or proceeding which arises out of or relates to this Agreement and agree that any action instituted under this Agreement shall be commenced, prosecuted and continued only in the Superior Court of the State of California, County of Santa Clara, which shall be the exclusive and only proper forum for adjudicating such a claim.

     15.  Severability.  The provisions of this Agreement shall be severable in
          ------------
the event that any of the provisions hereof (including any provision within a single section, paragraph or sentence) are held by a court of competent jurisdiction to be invalid, void or otherwise unenforceable, and the remaining provisions shall remain enforceable to the fullest extent permitted by law. Furthermore, to the fullest extent possible, the provisions of this Agreement (including without limitation each portion of this Agreement containing any provision held to be invalid, void or otherwise unenforceable, that is not itself invalid, void or unenforceable) shall be construed so as to give effect to the intent manifested by the provision held invalid, illegal or unenforceable.

     16.  Choice of Law.  This Agreement, and all rights, remedies, liabilities,
          -------------
powers and duties of the parties to this Agreement, shall be governed by and construed in accordance with the laws of the State of California without regard to principles of conflicts of laws.

     17.  Subrogation.  In the event of payment under this Agreement, the
          -----------
Indemnitor shall be subrogated to the extent of such payment to all of the rights of recovery of Indemnitee, who shall execute all documents required and shall do all acts that may be necessary to secure such rights and to enable Indemnitor effectively to bring suit to enforce such rights.

     18.  Amendment and Termination.  No amendment, modification, termination or
          -------------------------
cancellation of this Agreement shall be effective unless it is in writing signed by both the parties hereto. No waiver of any of the provisions of this Agreement shall be deemed to be or shall constitute a waiver of any other provisions hereof (whether or not similar), nor shall such waiver constitute a continuing waiver.

     19.  Integration and Entire Agreement.  This Agreement sets forth the
          --------------------------------
entire understanding between the parties hereto and supersedes and merges all previous written and oral negotiations, commitments, understandings and agreements relating to the subject matter hereof between the parties hereto.

     IN WITNESS WHEREOF, the parties hereto have executed this Indemnification Agreement as of the date first above written.

Jonathan Vannini


By: /s/ Jonathan Vannini
    ------------------------------------
     Jonathan Vannini

Address:  Jonathan Vannini
          828 Irwin Drive
          Hillsborough, CA  94010



                                    AGREED TO AND ACCEPTED



                                    /s/ Jeffrey M. Cohen
                                    --------------------------------------
                                    Jeffrey M. Cohen

                         Address:   Qorvis Media Group
                                    201 Third Street, 7th Floor
                                    San Francisco, CA 94103

                           INDEMNIFICATION AGREEMENT


     This Indemnification Agreement ("Agreement") is effective as of August 13, 1998 by and between Jonathan Vannini (the "Indemnitor"), and James Malernee ("Indemnitee").

     WHEREAS, Indemnitor has nominated the Indemnitee to be a new Director for the Board of Coastcast Corporation ("Coastcast") as the best means for improving shareholder value, and;

     WHEREAS, Coastcast has filed suit against Indemnitor in the United States District Court for the Central District of California, and other litigation may result from Indemnitor's attempt to exercise influence and control over Coastcast; and

     WHEREAS, Indemnitor desires to provide indemnification to the Indemnitee for any pending and litigation resulting from Indemnitor's attempt to exercise influence and control over Coastcast;

     NOW, THEREFORE, Indemnitor and Indemnitee hereby agree as set forth below.

     1.   Certain Definitions.
          -------------------

          (a) "Claim" shall mean with respect to a Covered Event: any threatened, pending or completed action, suit, proceeding or alternative dispute resolution mechanism, or any hearing, inquiry or investigation that Indemnitee in good faith believes might lead to the institution of any such action, suit, proceeding or alternative dispute resolution mechanism, whether civil, criminal, administrative, investigative or other.

          (b) "Covered Event" shall mean any event or occurrence related to the fact that Indemnitee is or was a nominee for director of Coastcast, or is or was serving at the request of Indemnitor as a nominee for director, or by reason of any action or inaction on the part of Indemnitee while serving in such capacity.

          (c) "Expenses" shall mean any and all expenses (including attorneys' fees and all other costs, expenses and obligations incurred in connection with investigating, defending, being a witness in or participating in (including on appeal), or preparing to defend, to be a witness in or to participate in, any action, suit, proceeding, alternative dispute resolution mechanism, hearing, inquiry or investigation), judgments, fines, penalties and amounts paid in settlement (if such settlement is approved in advance by Indemnitor, which approval shall not be unreasonably withheld), actually and reasonably incurred, of any Claim and any federal, state, local or foreign taxes imposed on the Indemnitee as a result of the actual or deemed receipt of any payments under this Agreement.

          (d) "Expense Advance" shall mean a payment to Indemnitee pursuant to
Section 3 of Expenses in advance of the settlement of or final judgement in any action, suit, proceeding or alternative dispute resolution mechanism, hearing, inquiry or investigation which constitutes a Claim.

          (e) "Independent Legal Counsel" shall mean an attorney or firm of attorneys, selected in accordance with the provisions of Section 2(b) hereof, who shall not have otherwise performed services for Indemnitor or Indemnitee within the last three years (other than with respect to matters concerning the rights of Indemnitee under this Agreement, or of other indemnitees under similar indemnity agreements).

          (f) "Reviewing Party" shall mean any person or body selected by Indemnitee and approved by Indemnitor (which approval shall not be unreasonably withheld) to review Indemnitor's obligations under this Agreement, which may include Independent Legal Counsel or any other person not a party to the particular Claim for which Indemnitee is seeking indemnification.

          (g) "Section" refers to a section of this Agreement unless otherwise indicated.

     2.   Indemnification.
          ---------------

          (a) Indemnification of Expenses.  Subject to the provisions of Section
              ---------------------------
2(c) below, Indemnitor shall indemnify Indemnitee for Expenses to the fullest extent permitted by law if Indemnitee was or is or becomes a party to or witness or other participant in, or is threatened to be made a party to or witness or other participant in, any Claim (whether by reason of or arising in part out of a Covered Event), including all interest, assessments and other charges paid or payable in connection with or in respect of such Expenses.

          (b) Selection of Reviewing Party.  Any Reviewing Party with respect
              ----------------------------
to all matters arising concerning the rights of Indemnitee to indemnification of Expenses under this Agreement or any other agreement, or under any applicable law, if desired by Indemnitee, shall be Independent Legal Counsel. Such counsel, among other things, shall render its written opinion to Indemnitor and Indemnitee as to whether and to what extent Indemnitee would be entitled to be indemnified hereunder under applicable law and Indemnitor agrees to abide by such opinion. Indemnitor agrees to pay the reasonable fees of the Independent Legal Counsel referred to above and to indemnify fully such counsel against any and all expenses (including attorney's fees), claims, liabilities and damages arising out of or relating to this agreement or its engagement pursuant hereto. Notwithstanding any other provision of this Agreement, Indemnitor shall not be required to pay Expenses of more than one Independent Legal Counsel in connection with all matters concerning a single Indemnitee, and such Independent Legal Counsel shall be the Independent Legal Counsel for any or all other Indemnitees unless (i) the Indemnitor otherwise determines or (ii) any Indemnitee shall provide a written statement setting froth in detail a reasonable objection to such Independent Legal Counsel representing other Indemnitees.

          (c) Review of Indemnification Obligations.  Notwithstanding the
              -------------------------------------
foregoing, in the event any Reviewing Party shall have determined (in a written opinion, in any case in which Independent Legal Counsel is the Reviewing Party) that Indemnitee is not entitled to be indemnified hereunder under applicable law, (i) Indemnitor shall have no further obligation under
Section 2(a) to make any payments to Indemnitee not made prior to such determination by such Reviewing Party, and (ii) Indemnitor shall be entitled to be reimbursed by Indemnitee (who hereby agrees to reimburse Indemnitor) for all Expenses theretofore paid in indemnifying Indemnitee; provided, however, that if
                                                      --------  -------
Indemnitee has commenced or thereafter commences Legal proceedings in a court of competent jurisdiction to secure a determination that Indemnitee is entitled to be indemnified hereunder under applicable law, any determination made by any Reviewing Party that Indemnitee is not entitled to be indemnified hereunder under applicable law shall not be binding and Indemnitee shall not be required to reimburse Indemnitor for any Expenses theretofore paid in indemnifying Indemnitee until a final judicial determination is made with respect thereto (as to which all rights of appeal therefrom have been exhausted or lapsed). Indemnitee's obligation to reimburse Indemnitor for any Expenses shall be unsecured and no interest shall be charged thereon.

          (d) Indemnitee Rights on Unfavorable Determination; Binding Effect.
              --------------------------------------------------------------
If any Reviewing Party determines that Indemnitee substantively is not entitled to be indemnified hereunder in whole or in part under applicable law, Indemnitee shall have the right to commence litigation seeking an initial determination by the court or challenging any such determination by such Reviewing Party or any aspect thereof, including the Legal or factual bases therefor, and, subject to the provisions of Section 14, Indemnitor hereby consents to service of process and to appear in any such proceeding. Absent such litigation, any determination by any Reviewing Party shall be conclusive and binding on Indemnitor and Indemnitee.

          (e) Mandatory Payment of Expenses.  Notwithstanding any other
              -----------------------------
provision of this Agreement other than Section 9 hereof, to the extent that Indemnitee has been successful on the merits or otherwise, including, without limitation, the dismissal of an action without prejudice, in defense of any Claim, Indemnitee shall be indemnified against all Expenses incurred by Indemnitee in connection therewith.

     3.   Expense Advances.
          ----------------

          (a) Obligation to Make Expense Advances.  Upon receipt of a written
              -----------------------------------
undertaking by or on behalf of the Indemnitee to repay such amounts if it shall ultimately be determined that the Indemnitee is not entitled to be indemnified therefor by Indemnitor, Indemnitor shall make Expense Advances to Indemnitee.

          (b) Form of Undertaking.  Any written undertaking by the Indemnitee to
              -------------------
repay any Expense Advances hereunder shall be unsecured and no interest shall be charged thereon.

          (c) Determination of Reasonable Expense Advances.  The parties agree
              --------------------------------------------
that for the purposes of any Expense Advance for which Indemnitee has made written demand to Indemnitor in accordance with this Agreement, all Expenses included in such Expense Advance that are certified by affidavit of Indemnitee's counsel as being reasonable shall be presumed conclusively to be reasonable.

     4.   Procedures for Indemnification and Expense Advances.
          ---------------------------------------------------

          (a) Timing of Payments.  All payments of Expenses (including without
              ------------------
limitation Expense Advances) by Indemnitor to the Indemnitee pursuant to this Agreement shall be made to the fullest extent permitted by law as soon as practicable after written demand by Indemnitee therefor is presented to Indemnitor, but in no event later than forty-five (45) business days after such written demand by Indemnitee is presented to Indemnitor, except in the case of Expense Advances, which shall be made no later than twenty (20) business days after such written demand by Indemnitee is presented to Indemnitor.

          (b) Notice/Cooperation by Indemnitee.  Indemnitee shall, as a
              --------------------------------
condition precedent to Indemnitee's right to be indemnified or Indemnitee's right to receive Expense Advances under this Agreement, give Indemnitor notice in writing as soon as practicable of any Claim made against Indemnitee for which indemnification will or could be sought under this Agreement. Notice to Indemnitor shall be directed to Indemnitor at the address shown on the signature page of this Agree ment (or such other address as Indemnitor shall designate in writing to Indemnitee). In addition, Indemnitee shall give Indemnitor such information and cooperation as it may reasonably require and as shall be within Indemnitee's power.

          (c) No Presumptions; Burden of Proof.  For purposes of this Agreement,
              --------------------------------
the termination of any Claim by judgment, order, settlement (whether with or without court approval) or conviction, or upon a plea of nolo contendere, or its
                                                         ---------------
equivalent, shall not create a presumption that Indemnitee did not meet any particular standard of conduct or have any particular belief or that a court has determined that indemnification is not permitted by this Agreement or applicable law. In addition, neither the failure of any Reviewing Party to have made a determination as to whether Indemnitee has met any particular standard of conduct or had any particular belief, nor an actual determination by any Reviewing Party that Indemnitee has not met such standard of conduct or did not have such belief, prior to the commencement of Legal proceedings by Indemnitee to secure a judicial determination that Indemnitee should be indemnified under this Agreement or applicable law, shall be a defense to Indemnitee's claim or create a presumption that Indemnitee has not met any particular standard of conduct or did not have any particular belief. In connection with any determination by any Reviewing Party or otherwise as to whether the Indemnitee is entitled to be indemnified hereunder, the burden of proof shall be on Indemnitor to establish that Indemnitee is not so entitled.

          (d) Notice to Insurers.  If, at the time of the receipt by Indemnitor
              ------------------
of a notice of a Claim pursuant to Section 4(b) hereof, Indemnitor has liability insurance in effect which may cover such Claim, Indemnitor shall give prompt notice of the commencement of such Claim to the insurers in accordance with the procedures set forth in the respective policies. Indemnitor shall thereafter take all necessary or desirable action to cause such insurers to pay, on behalf of the Indemnitee, all amounts payable as a result of such Claim in accordance with the terms of such policies.

          (e) Selection of Counsel.  In the event Indemnitor shall be obligated
              --------------------
hereunder to provide indemnification for or make any Expense Advances with respect to the Expenses of any Claim, Indemnitor, if appropriate, shall be entitled to assume the defense of such Claim with counsel approved by Indemnitee (which approval shall not be unreasonably withheld) upon the delivery to Indemnitee of written notice of Indemnitor's election to do so. After delivery of such notice, approval of such counsel by Indemnitee and the retention of such counsel by Indemnitor, Indemnitor will not be liable to Indemnitee under this Agreement for any fees or expenses of separate counsel subse quently employed by or on behalf of Indemnitee with respect to the same Claim; provided that, (i) Indemnitee shall have the right to employ Indemnitee's separate counsel in any such Claim at Indemnitee's expense and (ii) if (A) the employment of separate counsel by Indemnitee has been previously authorized by Indemnitor, (B) Indemnitee shall have reasonably concluded that there may be a conflict of interest between Indemnitor and Indemnitee in the conduct of any such defense, or (C) Indemnitor shall not continue to retain such counsel to defend such Claim, then the fees and expenses of Indemnitee's separate counsel shall be Expenses for which Indemnitee may receive indemnification or Expense Advances hereunder.

     5.   Additional Indemnification Rights; Nonexclusivity.
          -------------------------------------------------

          (a) Scope.  Indemnitor hereby agrees to indemnify the Indemnitee to
              -----
the fullest extent permitted by law, notwithstanding that such indemnification is not specifically authorized by the other provisions of this Agreement or by statute. In the event of any change after the date of this Agreement in any applicable law, statute or rule which expands the right of a private individuals to indemnify other private individuals, it is the intent of the parties hereto that Indemnitee shall enjoy by this Agreement the greater benefits afforded by such change. In the event of any change in any applicable law, statute or rule which narrows the right of private individuals to indemnify other private individuals, such change, to the extent not otherwise required by such law, statute or rule to be applied to this Agreement, shall have no effect on this Agreement or the parties' rights and obligations hereunder except as set forth in Section 9(a) hereof.

          (b) Nonexclusivity. The indemnification and the payment of Expense
              --------------
Advances provided under this Agreement shall continue as to Indemnitee for any action taken or not taken while serving in an indemnified capacity even though subsequent thereto Indemnitee may have ceased to serve in such capacity.

     6.   No Duplication of Payments.  Indemnitor shall not be liable under this
          --------------------------
Agreement to make any payment in connection with any Claim made against Indemnitee to the extent Indemnitee has otherwise actually received payment (under any insurance policy, or otherwise) of the amounts otherwise payable hereunder.

     7.   Partial Indemnification.  If Indemnitee is entitled under any
          -----------------------
provision of this Agreement to indemnification by Indemnitor for some or a portion of Expenses incurred in connection with any Claim, but not, however, for all of the total amount thereof, Indemnitor shall nevertheless indemnify Indemnitee for the portion of such Expenses to which Indemnitee is entitled.

     8.   Mutual Acknowledgment.  Both Indemnitor and Indemnitee acknowledge
          ---------------------
that in certain instances applicable public policy may prohibit Indemnitor from indemnifying nominated direc tors under this Agreement or otherwise.
Indemnitee understands and acknowledges that Indemnitor has undertaken or may be required in the future to undertake to submit the question of indemnification to a court in certain circumstances for a determination of Indemnitor's right under public policy to indemnify Indemnitee.

     9.   Exceptions.  Notwithstanding any other provision of this Agreement,
          ----------
Indemnitor shall not be obligated pursuant to the terms of this Agreement:

          (a) Excluded Action or Omissions.  To indemnify Indemnitee for
              ----------------------------
Expenses resulting from acts, omissions or transactions for which Indemnitee is prohibited from receiving indemnification under this Agreement or applicable law; provided, however, that notwithstanding any limitation set forth in this
     --------  -------
Section 9(a) regarding Indemnitor's obligation to provide indemnification, Indemnitee shall be entitled under Section 3 to receive Expense Advances hereunder with respect to any such Claim unless and until a court having jurisdiction over the Claim shall have made a final judicial determination (as to which all rights of appeal therefrom have been exhausted or lapsed) that Indemnitee has engaged in acts, omissions or transactions for which Indemnitee is prohibited from receiving indemnification under this Agreement or applicable law.

          (b) Claims Initiated by Indemnitee.  To indemnify or make Expense
              ------------------------------
Advances to Indemnitee with respect to Claims initiated or brought voluntarily by Indemnitee and not by way of defense, counterclaim or cross claim, except (i) with respect to actions or proceedings brought to establish or enforce a right to indemnification under this Agreement or any other agreement in effect relating to Claims for Covered Events, (ii) in specific cases if Indemnitor has approved the initiation or bringing of such Claim, regardless of whether Indemnitee ultimately is determined to be entitled to such indemnification, as the case may be.

          (c) Lack of Good Faith.  To indemnify Indemnitee for any Expenses
              ------------------
incurred by the Indemnitee with respect to any action instituted (i) by Indemnitee to enforce or interpret this Agreement, if a court having jurisdiction over such action determines as provided in Section 12 that each of the material assertions made by the Indemnitee as a basis for such action was not made in good faith or was frivolous, or (ii) by or in the name of Indemnitor to enforce or interpret this Agreement, if a court having jurisdiction over such action determines as provided in Section 12 that each of the material defenses asserted by Indemnitee in such action was made in bad faith or was frivolous.

     10.  Counterparts.  This Agreement may be executed in one or more
          ------------
counterparts, each of which shall constitute an original.

     11.  Binding Effect; Successors and Assigns.  This Agreement shall be
          --------------------------------------
binding upon and inure to the benefit of and be enforceable by the parties hereto and their respective successors, assigns, spouses, heirs and personal and Legal representatives. This Agreement shall continue in effect regardless of whether Indemnitee continues to serve as a nominee for director of Coastcast.

     12.  Expenses Incurred in Action Relating to Enforcement or Interpretation.
          ---------------------------------------------------------------------
In the event that any action is instituted by Indemnitee under this Agreement or under any liability insurance policies maintained by Indemnitor to enforce or interpret any of the terms hereof or thereof, Indemnitee shall be entitled to be indemnified for all Expenses incurred by Indemnitee with respect to such action (including without limitation attorneys' fees), regardless of whether Indemnitee is ulti mately successful in such action, unless as a part of such action a court having jurisdiction over such action makes a final judicial determination (as to which all rights of appeal therefrom have been exhausted or lapsed) that each of the material assertions made by Indemnitee as a basis for such action was not made in good faith or was frivolous; provided, however, that until such final judicial determination is made, Indemnitee shall be entitled under Section 3 to receive payment of Expense Advances hereunder with respect to such action. In the event of an action instituted by or in the name of Indemnitor under this Agreement to enforce or interpret any of the terms of this Agreement, Indemnitee shall be entitled to be indemnified for all Expenses incurred by Indemnitee in defense of such action (including without limitation costs and expenses incurred with respect to Indemnitee's counterclaims and cross-claims made in such action), unless as a part of such action a court having jurisdiction over such action makes a final judicial determination (as to which all rights of appeal therefrom have been exhausted or lapsed) that each of the material defenses asserted by Indemnitee in such action was made in bad faith or was frivolous; provided, however, that until such final judicial determination is made, Indemnitee shall be entitled under Section 3 to receive payment of Expense Advances hereunder with respect to such action.

     13.  Notice.  All notices, requests, demands and other communications under
          ------
this Agreement shall be in writing and shall be deemed duly given (i) if delivered by hand and signed for by the party addressed, on the date of such delivery, or (ii) if mailed by domestic certified or registered mail with postage prepaid, on the third business day after the date postmarked. Addresses for notice to either party are as shown on the signature page of this Agreement, or as subsequently modified by written notice.

     14.  Consent to Jurisdiction.  Indemnitor and Indemnitee each hereby
          -----------------------
irrevocably consent to the jurisdiction of the courts of the State of California for all purposes in connection with any action or proceeding which arises out of or relates to this Agreement and agree that any action instituted under this Agreement shall be commenced, prosecuted and continued only in the Superior Court of the State of California, County of Santa Clara, which shall be the exclusive and only proper forum for adjudicating such a claim.

     15.  Severability.  The provisions of this Agreement shall be severable in
          ------------
the event that any of the provisions hereof (including any provision within a single section, paragraph or sentence) are held by a court of competent jurisdiction to be invalid, void or otherwise unenforceable, and the remaining provisions shall remain enforceable to the fullest extent permitted by law. Furthermore, to the fullest extent possible, the provisions of this Agreement (including without limitation each portion of this Agreement containing any provision held to be invalid, void or otherwise unenforceable, that is not itself invalid, void or unenforceable) shall be construed so as to give effect to the intent manifested by the provision held invalid, illegal or unenforceable.

     16.  Choice of Law.  This Agreement, and all rights, remedies, liabilities,
          -------------
powers and duties of the parties to this Agreement, shall be governed by and construed in accordance with the laws of the State of California without regard to principles of conflicts of laws.

     17.  Subrogation.  In the event of payment under this Agreement, the
          -----------
Indemnitor shall be subrogated to the extent of such payment to all of the rights of recovery of Indemnitee, who shall execute all documents required and shall do all acts that may be necessary to secure such rights and to enable Indemnitor effectively to bring suit to enforce such rights.

     18.  Amendment and Termination.  No amendment, modification, termination or
          -------------------------
cancellation of this Agreement shall be effective unless it is in writing signed by both the parties hereto. No waiver of any of the provisions of this Agreement shall be deemed to be or shall constitute a waiver of any other provisions hereof (whether or not similar), nor shall such waiver constitute a continuing waiver.

     19.  Integration and Entire Agreement.  This Agreement sets forth the
          --------------------------------
entire understanding between the parties hereto and supersedes and merges all previous written and oral negotiations, commitments, understandings and agreements relating to the subject matter hereof between the parties hereto.

     IN WITNESS WHEREOF, the parties hereto have executed this Indemnification Agreement as of the date first above written.


Jonathan Vannini


By: /s/ Jonathan Vannini
   -------------------------------
     Jonathan Vannini

Address:  Jonathan Vannini
          828 Irwin Drive
          Hillsborough, CA  94010



                                    AGREED TO AND ACCEPTED


                                    /s/ James Malernee
                                    ----------------------------------------
                                    James Malernee

                         Address:   Cornerstone Research
                                    1000 El Camino Real
                                    Menlo Park, CA 94025

                           INDEMNIFICATION AGREEMENT


     This Indemnification Agreement ("Agreement") is effective as of August 13, 1998 by and between Jonathan Vannini (the "Indemnitor"), and John E. Rehfeld ("Indemnitee").

     WHEREAS, Indemnitor has nominated the Indemnitee to be a new Director for the Board of Coastcast Corporation ("Coastcast") as the best means for improving shareholder value, and;

     WHEREAS, Coastcast has filed suit against Indemnitor in the United States District Court for the Central District of California, and other litigation may result from Indemnitor's attempt to exercise influence and control over Coastcast; and

     WHEREAS, Indemnitor desires to provide indemnification to the Indemnitee for any pending and litigation resulting from Indemnitor's attempt to exercise influence and control over Coastcast;

     NOW, THEREFORE, Indemnitor and Indemnitee hereby agree as set forth below.

     1.   Certain Definitions.
          -------------------

          (a) "Claim" shall mean with respect to a Covered Event: any threatened, pending or completed action, suit, proceeding or alternative dispute resolution mechanism, or any hearing, inquiry or investigation that Indemnitee in good faith believes might lead to the institution of any such action, suit, proceeding or alternative dispute resolution mechanism, whether civil, criminal, administrative, investigative or other.

          (b) "Covered Event" shall mean any event or occurrence related to the fact that Indemnitee is or was a nominee for director of Coastcast, or is or was serving at the request of Indemnitor as a nominee for director, or by reason of any action or inaction on the part of Indemnitee while serving in such capacity.

          (c) "Expenses" shall mean any and all expenses (including attorneys' fees and all other costs, expenses and obligations incurred in connection with investigating, defending, being a witness in or participating in (including on appeal), or preparing to defend, to be a witness in or to participate in, any action, suit, proceeding, alternative dispute resolution mechanism, hearing, inquiry or investigation), judgments, fines, penalties and amounts paid in settlement (if such settlement is approved in advance by Indemnitor, which approval shall not be unreasonably withheld), actually and reasonably incurred, of any Claim and any federal, state, local or foreign taxes imposed on the Indemnitee as a result of the actual or deemed receipt of any payments under this Agreement.

          (d) "Expense Advance" shall mean a payment to Indemnitee pursuant to
Section 3 of Expenses in advance of the settlement of or final judgement in any action, suit, proceeding or alternative dispute resolution mechanism, hearing, inquiry or investigation which constitutes a Claim.

          (e) "Independent Legal Counsel" shall mean an attorney or firm of attorneys, selected in accordance with the provisions of Section 2(b) hereof, who shall not have otherwise performed services for Indemnitor or Indemnitee within the last three years (other than with respect to matters concerning the rights of Indemnitee under this Agreement, or of other indemnitees under similar indemnity agreements).

          (f) "Reviewing Party" shall mean any person or body selected by Indemnitee and approved by Indemnitor (which approval shall not be unreasonably withheld) to review Indemnitor's obligations under this Agreement, which may include Independent Legal Counsel or any other person not a party to the particular Claim for which Indemnitee is seeking indemnification.

          (g) "Section" refers to a section of this Agreement unless otherwise indicated.

     2.   Indemnification.
          ---------------

          (a) Indemnification of Expenses.  Subject to the provisions of Section
              ---------------------------
2(c) below, Indemnitor shall indemnify Indemnitee for Expenses to the fullest extent permitted by law if Indemnitee was or is or becomes a party to or witness or other participant in, or is threatened to be made a party to or witness or other participant in, any Claim (whether by reason of or arising in part out of a Covered Event), including all interest, assessments and other charges paid or payable in connection with or in respect of such Expenses.

          (b) Selection of Reviewing Party.  Any Reviewing Party with respect
              ----------------------------
to all matters arising concerning the rights of Indemnitee to indemnification of Expenses under this Agreement or any other agreement, or under any applicable law, if desired by Indemnitee, shall be Independent Legal Counsel. Such counsel, among other things, shall render its written opinion to Indemnitor and Indemnitee as to whether and to what extent Indemnitee would be entitled to be indemnified hereunder under applicable law and Indemnitor agrees to abide by such opinion. Indemnitor agrees to pay the reasonable fees of the Independent Legal Counsel referred to above and to indemnify fully such counsel against any and all expenses (including attorney's fees), claims, liabilities and damages arising out of or relating to this agreement or its engagement pursuant hereto. Notwithstanding any other provision of this Agreement, Indemnitor shall not be required to pay Expenses of more than one Independent Legal Counsel in connection with all matters concerning a single Indemnitee, and such Independent Legal Counsel shall be the Independent Legal Counsel for any or all other Indemnitees unless (i) the Indemnitor otherwise determines or (ii) any Indemnitee shall provide a written statement setting froth in detail a reasonable objection to such Independent Legal Counsel representing other Indemnitees.

          (c) Review of Indemnification Obligations.  Notwithstanding the
              -------------------------------------
foregoing, in the event any Reviewing Party shall have determined (in a written opinion, in any case in which Independent Legal Counsel is the Reviewing Party) that Indemnitee is not entitled to be indemnified hereunder under applicable law, (i) Indemnitor shall have no further obligation under Section 2(a) to make any payments to Indemnitee not made prior to such determination by such Reviewing Party, and (ii)

Indemnitor shall be entitled to be reimbursed by Indemnitee (who hereby agrees to reimburse Indemnitor) for all Expenses theretofore paid in indemnifying Indemnitee; provided, however, that if Indemnitee has commenced or thereafter
            --------  -------
commences Legal proceedings in a court of competent jurisdiction to secure a determination that Indemnitee is entitled to be indemnified hereunder under applicable law, any determination made by any Reviewing Party that Indemnitee is not entitled to be indemnified hereunder under applicable law shall not be binding and Indemnitee shall not be required to reimburse Indemnitor for any Expenses theretofore paid in indemnifying Indemnitee until a final judicial determination is made with respect thereto (as to which all rights of appeal therefrom have been exhausted or lapsed). Indemnitee's obligation to reimburse Indemnitor for any Expenses shall be unsecured and no interest shall be charged thereon.

          (d) Indemnitee Rights on Unfavorable Determination; Binding Effect.
              --------------------------------------------------------------
If any Reviewing Party determines that Indemnitee substantively is not entitled to be indemnified hereunder in whole or in part under applicable law, Indemnitee shall have the right to commence litigation seeking an initial determination by the court or challenging any such determination by such Reviewing Party or any aspect thereof, including the Legal or factual bases therefor, and, subject to the provisions of Section 14, Indemnitor hereby consents to service of process and to appear in any such proceeding. Absent such litigation, any determination by any Reviewing Party shall be conclusive and binding on Indemnitor and Indemnitee.

          (e) Mandatory Payment of Expenses.  Notwithstanding any other
              -----------------------------
provision of this Agreement other than Section 9 hereof, to the extent that Indemnitee has been successful on the merits or otherwise, including, without limitation, the dismissal of an action without prejudice, in defense of any Claim, Indemnitee shall be indemnified against all Expenses incurred by Indemnitee in connection therewith.

     3.   Expense Advances.
          ----------------

          (a) Obligation to Make Expense Advances.  Upon receipt of a written
              -----------------------------------
undertaking by or on behalf of the Indemnitee to repay such amounts if it shall ultimately be determined that the Indemnitee is not entitled to be indemnified therefor by Indemnitor, Indemnitor shall make Expense Advances to Indemnitee.

          (b) Form of Undertaking.  Any written undertaking by the Indemnitee to
              -------------------
repay any Expense Advances hereunder shall be unsecured and no interest shall be charged thereon.

          (c) Determination of Reasonable Expense Advances.  The parties agree
              --------------------------------------------
that for the purposes of any Expense Advance for which Indemnitee has made written demand to Indemnitor in accordance with this Agreement, all Expenses included in such Expense Advance that are certified by affidavit of Indemnitee's counsel as being reasonable shall be presumed conclusively to be reasonable.

     4.   Procedures for Indemnification and Expense Advances.
          ---------------------------------------------------

          (a) Timing of Payments.  All payments of Expenses (including without
              ------------------
limitation Expense Advances) by Indemnitor to the Indemnitee pursuant to this Agreement shall be made to the fullest extent permitted by law as soon as practicable after written demand by Indemnitee therefor is presented to Indemnitor, but in no event later than forty-five (45) business days after such written demand by Indemnitee is presented to Indemnitor, except in the case of Expense Advances, which shall be made no later than twenty (20) business days after such written demand by Indemnitee is presented to Indemnitor.

          (b) Notice/Cooperation by Indemnitee.  Indemnitee shall, as a
              --------------------------------
condition precedent to Indemnitee's right to be indemnified or Indemnitee's right to receive Expense Advances under this Agreement, give Indemnitor notice in writing as soon as practicable of any Claim made against Indemnitee for which indemnification will or could be sought under this Agreement. Notice to Indemnitor shall be directed to Indemnitor at the address shown on the signature page of this Agreement (or such other address as Indemnitor shall designate in writing to Indemnitee). In addition, Indemnitee shall give Indemnitor such information and cooperation as it may reasonably require and as shall be within Indemnitee's power.

          (c) No Presumptions; Burden of Proof.  For purposes of this Agreement,
              --------------------------------
the termination of any Claim by judgment, order, settlement (whether with or without court approval) or conviction, or upon a plea of nolo contendere, or its
                                                         ---------------
equivalent, shall not create a presumption that Indemnitee did not meet any particular standard of conduct or have any particular belief or that a court has determined that indemnification is not permitted by this Agreement or applicable law. In addition, neither the failure of any Reviewing Party to have made a determination as to whether Indemnitee has met any particular standard of conduct or had any particular belief, nor an actual determination by any Reviewing Party that Indemnitee has not met such standard of conduct or did not have such belief, prior to the commencement of Legal proceedings by Indemnitee to secure a judicial determination that Indemnitee should be indemnified under this Agreement or applicable law, shall be a defense to Indemnitee's claim or create a presumption that Indemnitee has not met any particular standard of conduct or did not have any particular belief. In connection with any determination by any Reviewing Party or otherwise as to whether the Indemnitee is entitled to be indemnified hereunder, the burden of proof shall be on Indemnitor to establish that Indemnitee is not so entitled.

          (d) Notice to Insurers.  If, at the time of the receipt by Indemnitor
              ------------------
of a notice of a Claim pursuant to Section 4(b) hereof, Indemnitor has liability insurance in effect which may cover such Claim, Indemnitor shall give prompt notice of the commencement of such Claim to the insurers in accordance with the procedures set forth in the respective policies. Indemnitor shall thereafter take all necessary or desirable action to cause such insurers to pay, on behalf of the Indemnitee, all amounts payable as a result of such Claim in accordance with the terms of such policies.

          (e) Selection of Counsel.  In the event Indemnitor shall be obligated
              --------------------
hereunder to provide indemnification for or make any Expense Advances with respect to the Expenses of any Claim, Indemnitor, if appropriate, shall be entitled to assume the defense of such Claim with counsel approved by Indemnitee (which approval shall not be unreasonably withheld) upon the delivery to Indemnitee of written notice of Indemnitor's election to do so. After delivery of such notice, approval of such counsel by Indemnitee and the retention of such counsel by Indemnitor, Indemnitor will not be liable to Indemnitee under this Agreement for any fees or expenses of separate counsel subsequently employed by or on behalf of Indemnitee with respect to the same Claim; provided that, (i) Indemnitee shall have the right to employ Indemnitee's separate counsel in any such Claim at Indemnitee's expense and (ii) if (A) the employment of separate counsel by Indemnitee has been previously authorized by Indemnitor, (B) Indemnitee shall have reasonably concluded that there may be a conflict of interest between Indemnitor and Indemnitee in the conduct of any such defense, or (C) Indemnitor shall not continue to retain such counsel to defend such Claim, then the fees and expenses of Indemnitee's separate counsel shall be Expenses for which Indemnitee may receive indemnification or Expense Advances hereunder.

     5.   Additional Indemnification Rights; Nonexclusivity.
          -------------------------------------------------

          (a) Scope.  Indemnitor hereby agrees to indemnify the Indemnitee to
              -----
the fullest extent permitted by law, notwithstanding that such indemnification is not specifically authorized by the other provisions of this Agreement or by statute. In the event of any change after the date of this Agreement in any applicable law, statute or rule which expands the right of a private individuals to indemnify other private individuals, it is the intent of the parties hereto that Indemnitee shall enjoy by this Agreement the greater benefits afforded by such change. In the event of any change in any applicable law, statute or rule which narrows the right of private individuals to indemnify other private individuals, such change, to the extent not otherwise required by such law, statute or rule to be applied to this Agreement, shall have no effect on this Agreement or the parties' rights and obligations hereunder except as set forth in Section 9(a) hereof.

          (b) Nonexclusivity. The indemnification and the payment of Expense
              --------------
Advances provided under this Agreement shall continue as to Indemnitee for any action taken or not taken while serving in an indemnified capacity even though subsequent thereto Indemnitee may have ceased to serve in such capacity.

     6.   No Duplication of Payments.  Indemnitor shall not be liable under this
          --------------------------
Agreement to make any payment in connection with any Claim made against Indemnitee to the extent Indemnitee has otherwise actually received payment (under any insurance policy, or otherwise) of the amounts otherwise payable hereunder.

     7.   Partial Indemnification.  If Indemnitee is entitled under any
          -----------------------
provision of this Agreement to indemnification by Indemnitor for some or a portion of Expenses incurred in connection with any Claim, but not, however, for all of the total amount thereof, Indemnitor shall nevertheless indemnify Indemnitee for the portion of such Expenses to which Indemnitee is entitled.

     8.   Mutual Acknowledgment.  Both Indemnitor and Indemnitee acknowledge
          ---------------------
that in certain instances applicable public policy may prohibit Indemnitor from indemnifying nominated directors under this Agreement or otherwise. Indemnitee understands and acknowledges that Indemnitor has undertaken or may be required in the future to undertake to submit the question of indemnification to a court in certain circumstances for a determination of Indemnitor's right under public policy to indemnify Indemnitee.

     9.   Exceptions.  Notwithstanding any other provision of this Agreement,
          ----------
Indemnitor shall not be obligated pursuant to the terms of this Agreement:

          (a) Excluded Action or Omissions.  To indemnify Indemnitee for
              ----------------------------
Expenses resulting from acts, omissions or transactions for which Indemnitee is prohibited from receiving indemnification under this Agreement or applicable law; provided, however, that notwithstanding any limitation set forth in this
     --------  -------
Section 9(a) regarding Indemnitor's obligation to provide indemnification, Indemnitee shall be entitled under Section 3 to receive Expense Advances hereunder with respect to any such Claim unless and until a court having jurisdiction over the Claim shall have made a final judicial determination (as to which all rights of appeal therefrom have been exhausted or lapsed) that Indemnitee has engaged in acts, omissions or transactions for which Indemnitee is prohibited from receiving indemnification under this Agreement or applicable law.

          (b) Claims Initiated by Indemnitee.  To indemnify or make Expense
              ------------------------------
Advances to Indemnitee with respect to Claims initiated or brought voluntarily by Indemnitee and not by way of defense, counterclaim or cross claim, except (i) with respect to actions or proceedings brought to establish or enforce a right to indemnification under this Agreement or any other agreement in effect relating to Claims for Covered Events, (ii) in specific cases if Indemnitor has approved the initiation or bringing of such Claim, regardless of whether Indemnitee ultimately is determined to be entitled to such indemnification, as the case may be.

          (c) Lack of Good Faith.  To indemnify Indemnitee for any Expenses
              ------------------
incurred by the Indemnitee with respect to any action instituted (i) by Indemnitee to enforce or interpret this Agreement, if a court having jurisdiction over such action determines as provided in Section 12 that each of the material assertions made by the Indemnitee as a basis for such action was not made in good faith or was frivolous, or (ii) by or in the name of Indemnitor to enforce or interpret this Agreement, if a court having jurisdiction over such action determines as provided in Section 12 that each of the material defenses asserted by Indemnitee in such action was made in bad faith or was frivolous.

     10.  Counterparts.  This Agreement may be executed in one or more
          ------------
counterparts, each of which shall constitute an original.

     11.  Binding Effect; Successors and Assigns.  This Agreement shall be
          --------------------------------------
binding upon and inure to the benefit of and be enforceable by the parties hereto and their respective successors, assigns, spouses, heirs and personal and Legal representatives. This Agreement shall continue in effect regardless of whether Indemnitee continues to serve as a nominee for director of Coastcast.

     12.  Expenses Incurred in Action Relating to Enforcement or
          ------------------------------------------------------
Interpretation.  In the event that any action is instituted by Indemnitee under
--------------
this Agreement or under any liability insurance policies maintained by Indemnitor to enforce or interpret any of the terms hereof or thereof, Indemnitee shall be entitled to be indemnified for all Expenses incurred by Indemnitee with respect to such action (including without limitation attorneys' fees), regardless of whether Indemnitee is ultimately successful in such action, unless as a part of such action a court having jurisdiction over such action makes a final judicial determination (as to which all rights of appeal therefrom have been exhausted or lapsed) that each of the material assertions made by Indemnitee as a basis for such action was not made in good faith or was frivolous; provided, however, that until such final judicial determination is made, Indemnitee shall be entitled under Section 3 to receive payment of Expense Advances hereunder with respect to such action. In the event of an action instituted by or in the name of Indemnitor under this Agreement to enforce or interpret any of the terms of this Agreement, Indemnitee shall be entitled to be indemnified for all Expenses incurred by Indemnitee in defense of such action (including without limitation costs and expenses incurred with respect to Indemnitee's counterclaims and cross-claims made in such action), unless as a part of such action a court having jurisdiction over such action makes a final judicial determination (as to which all rights of appeal therefrom have been exhausted or lapsed) that each of the material defenses asserted by Indemnitee in such action was made in bad faith or was frivolous; provided, however, that until such final judicial determination is made, Indemnitee shall be entitled under Section 3 to receive payment of Expense Advances hereunder with respect to such action.

     13.  Notice.  All notices, requests, demands and other communications under
          ------
this Agreement shall be in writing and shall be deemed duly given (i) if delivered by hand and signed for by the party addressed, on the date of such delivery, or (ii) if mailed by domestic certified or registered mail with postage prepaid, on the third business day after the date postmarked. Addresses for notice to either party are as shown on the signature page of this Agreement, or as subsequently modified by written notice.

     14.  Consent to Jurisdiction.  Indemnitor and Indemnitee each hereby
          -----------------------
irrevocably consent to the jurisdiction of the courts of the State of California for all purposes in connection with any action or proceeding which arises out of or relates to this Agreement and agree that any action instituted under this Agreement shall be commenced, prosecuted and continued only in the Superior Court of the State of California, County of Santa Clara, which shall be the exclusive and only proper forum for adjudicating such a claim.

     15.  Severability.  The provisions of this Agreement shall be severable in
          ------------
the event that any of the provisions hereof (including any provision within a single section, paragraph or sentence) are held by a court of competent jurisdiction to be invalid, void or otherwise unenforceable, and the remaining provisions shall remain enforceable to the fullest extent permitted by law. Furthermore, to the fullest extent possible, the provisions of this Agreement (including without limitation each portion of this Agreement containing any provision held to be invalid, void or otherwise unenforceable, that is not itself invalid, void or unenforceable) shall be construed so as to give effect to the intent manifested by the provision held invalid, illegal or unenforceable.

     16.  Choice of Law.  This Agreement, and all rights, remedies, liabilities,
          -------------
powers and duties of the parties to this Agreement, shall be governed by and construed in accordance with the laws of the State of California without regard to principles of conflicts of laws.

     17.  Subrogation.  In the event of payment under this Agreement, the
          -----------
Indemnitor shall be subrogated to the extent of such payment to all of the rights of recovery of Indemnitee, who shall execute all documents required and shall do all acts that may be necessary to secure such rights and to enable Indemnitor effectively to bring suit to enforce such rights.

     18.  Amendment and Termination.  No amendment, modification, termination or
          -------------------------
cancellation of this Agreement shall be effective unless it is in writing signed by both the parties hereto. No waiver of any of the provisions of this Agreement shall be deemed to be or shall constitute a waiver of any other provisions hereof (whether or not similar), nor shall such waiver constitute a continuing waiver.

     19.  Integration and Entire Agreement.  This Agreement sets forth the
          --------------------------------
entire understanding between the parties hereto and supersedes and merges all previous written and oral negotiations, commitments, understandings and agreements relating to the subject matter hereof between the parties hereto.

     IN WITNESS WHEREOF, the parties hereto have executed this Indemnification Agreement as of the date first above written.


Jonathan Vannini


By:  /s/ JONATHAN VANNINI
     ------------------------------
       Jonathan Vannini


Address:  Jonathan Vannini
          828 Irwin Drive
          Hillsborough, CA  94010



                                    AGREED TO AND ACCEPTED



                                    /s/ JOHN E. REHFELD
                                    ----------------------------------
                                    John E. Rehfeld

                         Address:   ProShot Golf, Inc.
                                    14 Corporate Plaza
                                    Newport Beach, CA 82669

                             COASTCAST CORPORATION
                        SPECIAL MEETING OF SHAREHOLDERS
      THIS PROXY IS SOLICITED ON BEHALF OF SHAREHOLDER JONATHAN P. VANNINI

  The undersigned shareholder of Coastcast Corporation, a California corporation, hereby acknowledges receipt of the Notice of Special Meeting of
Shareholders and Proxy Statement, each dated       and hereby appoints Jonathan
P. Vannini proxy and attorney-in-fact, with full power of substitution, on behalf and in the name of the undersigned, to represent the undersigned at the Special Meeting of Shareholders of Coastcast Corporation to be held on January 15, 1999, at 10:00 a.m., local time, at a location in Los Angeles County selected by the Company, and at any adjournment(s) thereof, and to vote all shares of Common Stock which the undersigned would be entitled to vote if then and there personally present, on the matters set forth on the reverse side, and, in his discretion, upon such other matter or matters which may properly come before the meeting and any adjournment(s) thereof.

  THIS PROXY WILL BE VOTED AS DIRECTED OR, IF NO CONTRARY DIRECTION IS INDICATED, WILL BE VOTED FOR THE REMOVAL OF THE INCUMBENT BOARD OF DIRECTORS, FOR THE ELECTION OF THE SPECIFIED NOMINEES AS DIRECTORS, FOR THE PROHIBITION OF EMPLOYEE STOCK OPTION REPRICING WITHOUT SHAREHOLDER APPROVAL, FOR THE PROHIBITION OF DIRECTOR STOCK OPTION REPRICING WITHOUT SHAREHOLDER APPROVAL, FOR AN INDEPENDENT REVIEW OF THE COMPANY'S SUPPLEMENTAL EXECUTIVE RETIREMENT PLAN, FOR AN INDEPENDENT REVIEW OF THE COMPANY'S COMPENSATION POLICIES AND PRACTICES, FOR THE COMPLETION OF THE OCTOBER 25, 1995 REPURCHASE PROGRAM AND AN ADDITIONAL ONE MILLION SHARE REPURCHASE PROGRAM, FOR THE APPROVAL OF THE REIMBURSEMENT OF MR. VANNINI FOR THE FEES AND EXPENSES INCURRED IN CONNECTION WITH THE SPECIAL MEETING OF SHAREHOLDERS, AND AS SAID PROXIES DEEM ADVISABLE ON SUCH OTHER MATTERS AS MAY PROPERLY COME BEFORE THE MEETING.

          CONTINUED AND TO BE SIGNED ON REVERSE SIDE SEE REVERSE SIDE




  [X] PLEASE MARK VOTES AS IN THIS EXAMPLE.

1. Proposal to remove the entire Board of     3. Proposal to amend the
   Directors:                                    Employee Stock Option Plan to
   ___________FOR [_] AGAINST [_] ABSTAIN [_]    prohibit repricing of stock
                                                 options without shareholder
2. Proposal to immediately elect the             approval:
   following nominees as Directors to serve    FOR [_] AGAINST [_] ABSTAIN [_]
   until the next annual meeting of the
   Company's Shareholders and until their
   successors are duly elected and
   qualified:

                                              4. Proposal to amend the
                                                 Director Stock Option Plan to
                                                 prohibit repricing of stock
                                                 options without shareholder
    Jonathan P. Vannini, Jeffrey M. Cohen,       approval:
       James Malernee, John E. Rehfeld         FOR [_] AGAINST [_] ABSTAIN [_]

  FOR ALL NOMINEES [_]   WITHHOLD AUTHORITY   5. Proposal for an independent
             FOR ALL NOMINEES [_]                review of the Supplemental
                                                 Executive Retirement Plan:
 Instructions: To withhold authority to vote   FOR [_] AGAINST [_] ABSTAIN [_]
 for the election of one or more of the
 persons nominated by Mr. Vannini, mark "FOR
 ALL NOMINEES" above AND cross out the name or names of the persons with respect to whom authority is withheld.

                                              6. Proposal for an independent
                                                 review of the Company's
                                                 compensation policies and
                                                 practices:
                                               FOR [_] AGAINST [_] ABSTAIN [_]
 Company Nominees: Mr. Vannini intends to use this proxy to vote for persons who have been nominated by Coastcast Corporation to serve as Directors, other than the four
 Coastcast Corporation nominees listed
 below. You may withhold authority to vote for one or more of the additional Company nominees by writing the name of any such nominee in the space provided below.

                                              7. Proposal to complete the
                                                 previously authorized
                                                 repurchase of one million
                                                 shares before February 15,
                                                 1999 and to repurchase an
                                                 additional one million shares
                                                 before April 15, 1999:
                                               FOR [_] AGAINST [_] ABSTAIN [_]

 You should refer to the Proxy Statement and  8. Proposal to approve the
 Form Of Proxy distributed by the Company        reimbursement of Mr. Vannini
 for the names, background, qualifications       for the fees and expenses
 and other information concerning the            incurred in connection with
 Company's nominees.                             the special meeting of the
                                                 shareholders:
 There is no assurance that any of the         FOR [_] AGAINST [_] ABSTAIN [_]
 Company's nominees will serve as a Director
 if any of Mr. Vannini's nominees are
 elected to the Board.
 The following are the Coastcast Company
 nominees with respect to whom Mr. Vannini
 is NOT seeking authority to vote for and
 WILL NOT exercise any such authority:
   Hans H. Buehler, Edwin A. Levy, Paul A.
         Novelly, George L. Graziadio
 Write in below the names of any additional
 Company nominees with respect to whom
 authority to vote is withheld:
 -------------------------------------------
In their discretion, upon such other matter or matters which may properly come before the meeting and any adjournment(s) thereof.

[_]MARK HERE FOR ADDRESS CHANGE AND NOTE BELOW

This Proxy should be marked, dated, signed by the shareholder(s) exactly as his or her name appears hereon, and returned promptly in the enclosed envelope. Persons signing in a fiduciary capacity should so indicate. If shares are held by joint tenants or as community property, both should sign.

                  Signature: _________________  Date __________________________

                  Signature: _________________  Date __________________________